Form 20-F
period 2000-12-31
CENTURION ENERGY INTERNATONAL INC
filed 2001-06-29
CIK 1127443

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 800, 205 - 5th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

62,267,487 Common Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicate by check mark which financial statement item the registrant has elected to follow.

|X|	Item 18

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS....................................................-iv-

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS............................-v-

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........-1-

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE........................-1-

ITEM 3        KEY INFORMATION................................................-1-

              A.   Selected Financial Information............................-1-

              B.   Capitalization and Indebtedness...........................-4-

              C.   Reasons for the Offer and Use of Proceeds.................-4-

              D.   Risk Factors..............................................-4-

ITEM 4        INFORMATION ON CENTURION.......................................-8-

              A.   History and Development of Centurion......................-8-

              B.   Business Overview........................................-10-

              C.   Organizational Structure.................................-14-

              D.   Property, Plants and Equipment...........................-15-

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................-19-

              A.   Results of Operations....................................-20-

              B.   Liquidity and Capital Resources..........................-28-

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................-29-

              A.   Directors and Senior Management..........................-29-

              B.   Compensation.............................................-31-

              C.   Board Practices..........................................-32-

              D.   Employees................................................-33-

              E.   Share Ownership by Directors and Executive Officers......-34-

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............-35-

              A.   Major Shareholders.......................................-35-

              B.   Related Party Transactions...............................-36-

              C.   Interests of Experts and Counsel.........................-37-

ITEM 8        FINANCIAL INFORMATION.........................................-37-

              A.   Consolidated Statements and
                   Other Financial Information..............................-37-

              B.   Significant Changes......................................-38-

ITEM 9        THE OFFERING AND THE LISTING..................................-38-

              A.   Offer and Listing Details................................-38-

              B.   Plan of Distribution.....................................-38-

              C.   Markets..................................................-38-

              D.   Selling Shareholders.....................................-39-

              E.   Dilution.................................................-39-

              F.   Expenses of the Issue....................................-39-

ITEM 10       ADDITIONAL INFORMATION........................................-39-

              A.   Share Capital............................................-39-

              B.   Memorandum and Articles of Association...................-40-

              C.   Material Contracts.......................................-42-

              D.   Exchange Controls........................................-42-

              E.   Taxation.................................................-44-

              F.   Dividends and Paying Agents..............................-48-

              G.   Statement by Experts.....................................-48-

              H.   Documents on Display.....................................-48-

              I.   Subsidiary Information...................................-49-

ITEM 11       QUANTITATIVE AND QUALITATIVE
              DISCLOSURES ABOUT MARKET RISK.................................-49-

ITEM 12       DESCRIPTION OF SECURITIES OTHER
              THAN EQUITY SECURITIES........................................-49-

ITEM 13       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............-50-

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF
              SECURITYHOLDERS AND USE OF PROCEEDS...........................-50-

ITEM 15       DEFAULTS UPON SENIOR SECURITIES...............................-50-

ITEM 16       CHANGES IN SECURITIES, CHANGES IN SECURITY
              FOR REGISTERED SECURITIES AND USE OF PROCEEDS.................-50-

ITEM 17       FINANCIAL STATEMENTS..........................................-50-

ITEM 18       FINANCIAL STATEMENTS..........................................-50-

ITEM 19       EXHIBITS......................................................-51-

GLOSSARY & ABBREVIATIONS

The following are certain abbreviations and definitions of terms used herein:

"ABCA" means the Business Corporations Act (Alberta);

“Amalgamation” means the amalgamation of Eagle and Leader, effective May 20, 1997, pursuant to the provisions of the ABCA, which amalgamation resulted in the establishment of Centurion;

"bcf" means billions of cubic feet;

"boe" means barrels of oil equivalent;

"bopd" means barrels of oil per day;

"Centurion" means Centurion Energy International Inc.;

"CPC" means Centurion Petroleum Corporation, a subsidiary of Centurion and holder of certain oil and gas assets in Egypt;

"Eagle" means Eagle Energy Corp. and its subsidiaries, being one of the predecessor companies to Centurion and a party to the Amalgamation;

"Ecumed Grombalia" means Ecumed Petroleum Grombalia, Ltd., a subsidiary of Centurion and holder of certain oil and gas assets in Tunisia;

"Ecumed Tunisia" means Ecumed Petroleum Tunisia, Ltd., a subsidiary of Centurion and holder of certain oil and gas assets in Tunisia;

"Ecumed Zarzis" means Ecumed Petroleum Zarzis, Ltd., a subsidiary of Centurion and holder of certain oil and gas assets in Tunisia;

"EGPC" means Egyptian General Petroleum Company, the Egyptian national oil company;

"ETAP" means Enterprise Tunisienne d'Activities Petrolieres, the Tunisian national oil company;

"Leader" means Canadian Leader Energy Inc. and its subsidiaries, being one of the predecessor companies to Centurion and a party to the Amalgamation;

"Marathon" means Marathon International Oil Company of Houston, Texas;

"mboe" means thousands of barrels of oil equivalent;

"mcf" means thousands of cubic feet;

"Ministry" means the Ministry of Industry established by the national government of Tunisia;

"mmcf" means millions of cubic feet;

“Participating Interest” means an interest in an oil and gas concession or field that includes an obligation to pay capital and operating costs and the right to receive production and production revenue;

"NGL's" means Natural Gas Liquids;

“SEEB” means Societe d’Electricité d’El Bibane, a subsidiary of Centurion, which company is anticipated to hold Centurion interest in the Tunisian power generation facility;

"TSE" means The Toronto Stock Exchange;

"Tunisian Subsidiaries" collectively means Ecumed Grombalia, Ecumed Tunisia and Ecumed Zarzis;

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Annual Report on Form 20-F that are not historical facts are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results. Such risks and uncertainties are more fully described in “Item 1. Key Information - Risk Factors.” Among such factors are those relating to Centurion’s ability to carry on oil and gas exploration, development and production operations within projected operating budgets, volatility in the price of oil, natural gas and NGL’s, the accuracy of estimates of Centurion oil, gas and NGL reserves, the ability of Centurion to successfully complete a power generation project in a timely fashion, fluctuating interest and foreign exchange rates, government regulation and agency action, foreign country risks related to government regulation and political instability.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of Centurion since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to Centurion or persons acting on its behalf are expressly qualified in their entirety by this notice. Except as required by law, Centurion disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        This item is not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3   KEY INFORMATION

A. Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2000, 1999, 1998 and 1997 are derived from the Audited Consolidated Financial Statements for the periods indicated and should be read in conjunction therewith. References to the three month periods ended March 31, 2001 and 2000 are derived from Centurion Unaudited Quarterly Reports to Shareholders and should be read in conjunction therewith.

Reference should also be made to Note 12 to the Audited Consolidated Financial Statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the financial statements.

Centurion current activities relate to the acquisition, exploration and development of oil and gas properties in Tunisia and Egypt. Prior to August 1997, Centurion also conducted exploration, development and production activities in Canada. On August 20, 1997, Centurion sold all of its Canadian oil and gas assets. All monetary references contained in this Item 3 are in Canadian dollars.

Note that historical results are not necessarily indicative of future results.

SELECTED FINANCIAL INFORMATION TABLE

                                             Three Months Ended
                                                  March 31                               Twelve Months Ended December 31
                                      -------------------------------    ----------------------------------------------------------------
                                               2001              2000             2000             1999             1998             1997
                                      -------------    --------------    -------------    -------------    -------------    -------------
CANADIAN GAAP(1)                                                         (thousands of Canadian dollars)

Revenue                                     $ 4,203           $ 5,752         $ 28,014       $   19,915     $     13,456     $     15,047
Expenses                                      2,189             2,569           11,062           11,743           10,060           13,837
Income (Loss)(2)                              1,033             2,068           10,179            4,487            1,497          (3,291)
Earnings (loss) per share (basic)(3)           0.02              0.03             0.17             0.09             0.03           (0.07)
Earnings (loss) per share(diluted)(4)          0.02              0.03             0.16             0.08             0.03           (0.07)
Total Assets                                 98,103            89,356          101,236           90,916           83,707           73,272
Long Term Debt                                    -                 -                -            4,047(5)         9,071(5)             -
Shareholders Equity                          75,959            63,830           77,557           61,152           46,348           44,401
Total Common Shares  outstanding(6)(7)   62,267,487        61,145,678       64,677,487       61,185,178       44,226,875       44,226,875

                                             Three Months Ended
                                                  March 31                               Twelve Months Ended December 31
                                      -------------------------------    ----------------------------------------------------------------
                                               2001              2000             2000             1999             1998             1997
                                      -------------    --------------    -------------    -------------    -------------    -------------
US GAAP(8)                                                              (thousands of Canadian dollars)
Revenue                                     $ 4,203           $ 5,752       $   28,014       $   19,915          $13,456      $    15,047
Expenses                                      3,438             4,347           20,733           12,342           28,655           51,866
Income (Loss)(2)                                765             1,405            7,281            2,890          (9,493)         (23,564)
Earnings (Loss) per share (basic)(3)           0.01              0.02             0.12             0.06           (0.21)           (0.54)
Earnings (Loss) per share (diluted) (4)        0.01              0.02             0.11             0.06           (0.21)           (0.54)

                                             Three Months Ended
Total Assets                                101,105            93,301          104,303           94,987           88,366           86,108
Long Term Debt                                    -                 -                -         3,920(5)         9,945(5)                -
Shareholders Equity                          78,906            69,168           80,772           67,265           53,766           63,259
Total Common Shares outstanding(6)(7)    62,267,487        61,145,678       64,677,487       61,185,178       44,226,875       44,226,875

Notes:

(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	After taxes.
(3)	Basic earnings (loss) per share is based upon the average number of common shares outstanding during the period indicated.
(4)	Diluted earnings (loss) per share is based on the average number of common shares outstanding plus the dilutive effect of any options or convertible securities outstanding during the period indicated.
(5)	Refers to a convertible note due September 30, 2000. See Note 5 to Centurion audited financial statements as at December 31, 2000.
(6)	End of period. Excludes stock options and any other outstanding convertible securities.
(7)	Commencing on December 15, 1999, Centurion initiated a re-purchase of its outstanding common shares pursuant to a normal-course issuer bid under the policies of the TSE. This issuer bid was extended for a further one year period on December 19, 2000. No common shares were acquired or cancelled during the year ended December 31, 1999. Between January 1, 2000 and December 31, 2000, Centurion acquired and cancelled 2,120,500 common shares at a cost of $2,043,000. Between January 1, 2001 and March 31, 2001, Centurion acquired and cancelled a further 2,410,000 common shares at a cost of $2,361,000.
(8)	Refers to US Generally Accepted Accounting Principles.

        Dividend Policy

Neither Centurion or its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Centurion common shares will be made by the Board of Directors depending upon the financial requirements of Centurion to finance growth, the financial condition of Centurion and other factors which the Board of Directors of Centurion may consider appropriate in the circumstances. Centurion anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

        Exchange Rates

Financial information in this Annual Report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. References to "U.S.$" are to U.S. dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On June 15, 2001 the noon buying rate was Cdn$1.00 = US$0.6571.

Year Ended December 31,         High        Low        Average        Period End
-----------------------        ------      ------      -------        ----------
        1996                   0.7515      0.7215      0.7334           0.7301
        1997                   0.7489      0.6948      0.7223           0.6997
        1998                   0.7105      0.6343      0.6743           0.6534
        1999                   0.6929      0.6537      0.6730           0.6929
        2000                   0.6973      0.6413      0.6733           0.6666

  Month                          High                                 Low
-------------                   ------                              ------
May 2001                        0.6532                              0.6435
April 2001                      0.6512                              0.6333
March 2001                      0.6502                              0.6340
February 2001                   0.6695                              0.6497
January 2001                    0.6690                              0.6596
December 2000                   0.6666                              0.6496

B.     Capitalization and Indebtedness

        This item is not applicable.

C.     Reasons for the Offer and Use of Proceeds

        This item is not applicable.

D.     Risk Factors

An investment in Centurion must be considered highly speculative due to the nature of its business and its present stage of development.

Centurion's business consists of the exploration and development of oil and gas in the North African countries of Tunisia and Egypt. Recently, in order to establish a market for a portion of its Tunisian natural gas production, Centurion has begun the process of expanding its business to include an interest in a power generating facility in Tunisia. There are a number of inherent risks associated with oil and gas operations and development, particularly where such operations are conducted in foreign countries. There are also risks inherent in the generation and sale of electricity. Many of these risks are beyond the control of management. The following outlines some of the principal risks associated with Centurion business and their potential impact to Centurion.

No assurance of success

Oil and gas exploration and development involves a high degree of risk and there is no assurance that expenditures made on future exploration or development activities by Centurion will result in new discoveries of oil, condensate or natural gas that are commercially viable or economically producible. It is difficult to project the costs of implementing any exploratory or developmental drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Offshore drilling involves increased risk and expense

A number of Centurion's properties are located offshore. Exploration, production and development of offshore oil, condensate and natural gas properties involves an increased degree of risk and expense relative to on-shore exploration, production and development due primarily to greater technical obstacles. Centurion will therefor face higher costs in exploring, developing and producing its offshore properties.

Drilling new wells could result in liabilities

There are risks associated with the drilling of oil, condensate and natural gas wells, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, craterings, sour gas releases, fires and spills. Reduced revenues or losses resulting from the occurrence of any of these risks could have a materially adverse effect on Centurion and its future results of operations. Centurion may become subject to liability for pollution, blow-outs or other hazards. Centurion has insurance with respect to these hazards, however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. The payment of such liabilities could reduce the funds available to Centurion or could in an extreme case, result in a total loss of its properties and assets.

Decommissioning costs are unknown

Centurion may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which it uses for production of its oil and gas reserves. Abandonment and reclamation of its current facilities and the costs associated therewith is often referred to as "decommissioning". There are no immediate plans to establish a reserve account for these potential costs in respect of any of its current properties or facilities, rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Should decommissioning be required prior to economic depletion of Centurion's current properties or should the estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, Centurion may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on Centurion's financial position and future results of operations.

No assurance of commerciality

There is no assurance that oil, condensate or natural gas will be capable of production in sufficient quantities to make existing fields or future discoveries commercially viable or economic for Centurion or that the existing fields will be able to maintain their economic viability as projected. The long-term viability of Centurion depends on its ability to find or acquire, develop and commercially produce additional oil, condensate and gas reserves. In the case of natural gas, to be economic, Centurion will either have to find or establish a commercial market for its gas.

Prices and markets for oil are subject to unpredictable fluctuation

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors all of which are beyond the control of Centurion. World prices for oil, natural gas and condensate have fluctuated widely in recent years. Future price fluctuations in world prices are expected and will have a significant impact upon the projected revenue of Centurion, the projected return from its existing and future reserves and the general financial viability of Centurion.

Centurion's oil and gas prices are affected by factors such as supply and demand, oil quality and transportation adjustments. For the balance of 2001, Centurion expects to have oil sales only from its Tunisian operations. Centurion expects to market its oil production in a manner consistent with past practices.

Centurion is paid a Brent-based price for its oil, usually $1.00 to US$1.50 per barrel less than the spot price for West Texas Intermediate crude oil. Brent prices averaged US$16.96 per barrel in 1999 and closed the year at US$25.60 per barrel. During 2000, Brent prices reached prices as high as US$35 per barrel and closed the year at US $22.75 per barrel. During the first part of 2001, Brent prices have ranged between US$22 and US$30 per barrel. There is no assurance that the price paid for Centurion oil will remain at current levels. Based on 2001 cash flow, each increase or decrease of US$1.00 per barrel in price has a $0.02 per share effect, fully diluted, on Centurion's revenues. A decrease in the price obtained for its oil will have a material adverse effect on the financial condition of Centurion and its future results of operations.

Dependence Upon Single Customer for Sale of Tunisian Gas

Centurion has not had any natural gas sales to date. All sales of Centurion's Tunisian natural gas is expected to be to a single purchaser for the purpose of generating electrically within Tunisia. Centurion will sell its Tunisian natural gas at a fixed price that is expected to be below current world market prices for gas. Centurion will not be able to sell its natural gas on the world markets. Continued sales of Tunisian natural gas, and the ability of Centurion to obtain a return on its investment in the electrical generation facility will be dependent upon the costs of start up and continuing operation of the electrical generation facility.

Environmental regulation in Tunisia and Egypt is restrictive

Centurion's current and future operations are conducted in Tunisia and Egypt and are subject to environmental regulations promulgated by the Tunisian and Egyptian national governments. Should Centurion initiate operations in other countries, such operations will be subject to environmental legislation in such jurisdictions. Current environmental legislation in Tunisia and Egypt provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil, condensate and natural gas operations. In addition, certain types of operations may require the submission and approval of environmental impact assessments. Centurion's existing operations are subject to such environmental policies and legislation. Environmental legislation and policy is periodically amended. Such amendments may result in stricter standards and enforcement and in more stringent fines and penalties for non-compliance. Environmental assessments of existing and proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The costs of compliance associated with changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of material fines and penalties. In an extreme case, such regulations may result in temporary or permanent suspension of production operations. There can be no assurance that these environmental costs or effects will not have a materially adverse effect on Centurion's future financial condition or results of operations.

Centurion flares natural gas

Centurion is currently flaring natural gas associated with its Tunisian oil production. The Tunisian Ministry has established certain restrictions on the quantities of natural gas that may be flared in connection with oil production. These restrictions currently limit and are expected to continue to limit on an ongoing basis Centurion's level of crude oil production. There is increasing pressure on a world-wide basis to substantially reduce and restrict the flaring of natural gas. Should greater flaring restrictions be imposed, Centurion may have to reduce production levels or establish alternate means of handling natural gas associated with oil production, either of which could have a materially adverse effect on Centurion's future financial condition and results of operations.

Centurion has Tunisian tax obligations - reinvestment reserve

Under the provisions of applicable Tunisian tax legislation, oil and gas producers are entitled to establish a reinvestment reserve (the "Reinvestment Reserve") for the exclusive purpose of financing companies with an agricultural or industrial business other than oil and gas exploration. The amount allocated to the Reinvestment Reserve may be deducted from a company's taxable profit for the fiscal year in question to the limit of 20% of such profit. The Reinvestment Reserve claimed in a particular fiscal year which has not been reinvested in whole or in part within five years of the date it is established must be reincorporated into the taxable earnings of the company in the fifth fiscal year following its establishment. The corresponding tax bears interest dating back to the date the tax would have been payable but for the establishment of the Reinvestment Reserve.

Centurion's Tunisian subsidiaries have established a Reinvestment Reserve of $5.2 million as at March 31, 2001. Should these companies be unable to expend monies on qualifying businesses, companies or projects, such subsidiaries will become liable for payment of deferred taxes in this amount along with related interest thereon. Should Centurion become liable for such payments, it would have a materially adverse effect on Centurion's future financial condition and results of operations.

The prospective investment by Centurion into the Tunisian power generation facility is a qualifying expenditure for the purposes of the Reinvestment Reserve. On April 7, 2001, Centurion completed the funding of the share capital relating to the Tunisian power generating facility. This transaction satisfied the majority of the Tunisian tax obligation eliminating approximately $4.5 million of the reinvestment reserve liability. Centurion must fund the remainder (approximately $0.7 million) of the liability by December 31, 2002. Further funding of the Tunisian power generating facility may be used as a method to eliminate the remaining tax liability.

Foreign currency exchange rates may fluctuate, which can affect financial results

Centurion sells its oil production pursuant to marketing agreements that are denominated in US dollars. Many of the operational and other expenses incurred by Centurion are paid in US dollars or in local currency of the country where operations are performed. The assets and liabilities of Centurion (including reserve information) are recorded in Canadian dollars. As a result, fluctuations in the US dollar against the Canadian dollar and each of these currencies against local currencies in jurisdictions where properties of Centurion are located could result in unanticipated fluctuations in Centurion financial results which are recorded in Canadian dollars.

There are political and economic risks associated with operations in Tunisia and Egypt

All of Centurion's oil and gas operations and related assets are located in Tunisia and Egypt. While both Tunisia and Egypt have relatively stable governments, Centurion's activities in Tunisia and Egypt may be adversely affected in varying degrees by political or economic instability. These risks include, but are not limited to, terrorism, military repression, arbitrary interference with private contract rights, extreme fluctuations in currency exchange rates, high rates of inflation, exchange controls, taxation and other laws or policies affecting foreign trade, investment or taxation. Any changes in oil and gas or investment regulations and policies or a shift in political attitudes in Tunisia or Egypt are beyond the control of Centurion and may adversely affect its business and future financial results. Operations may be impacted in various degrees by such factors as government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, land use, water use, land claims of local people and workplace safety. The impact of these factors on Centurion's future results of operations cannot be accurately predicted.

No intention to pay dividends in foreseeable future

Centurion has not paid any dividends on its common shares since incorporation. The future payment of dividends on Centurion's common shares will be dependent upon the financial requirements of Centurion to finance future growth, the financial condition of Centurion and other factors which the board of directors of Centurion may consider appropriate in the circumstances. Centurion anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

Conflicts of interest

Two of the seven directors of Centurion are associated with other natural resource companies with international operations which may give rise to conflicts of interest. None of the potential conflicts relate to operations in Tunisia or Egypt. Pursuant to the requirements of the ABCA, directors who have a material interest in any party to a material contract or a proposed material contract with Centurion are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Centurion.

Five of the seven directors of Centurion, being Badr N. Al-Aiban, Gary V. Awad, Derrick R. Armstrong, Michael Miller and Leroy Walbaum, have either other full time employment or other business or time restrictions placed on them and accordingly, these directors generally devote less than 5% of their time to the affairs of Centurion.

Requirement of additional capital

While Centurion is currently debt free and is able to finance continued operations from its cash flow, planned expansion of Centurion's operations will require additional financing. Centurion requires US $11.5 million to finance its share of its Tunisian electrical generation facility. It is intended that this financing will be satisfied by US $10 million in bank project financing and US.$1.5 in subordinated debt to be advanced to the project by Centurion's project co-developer Caterpillar Power Ventures International Inc. In addition to this project financing, Centurion also plans to drill an additional seven wells in Egypt and tie them into the National Gas Grid, in conjunction with tieing in existing wells that are already capable of production. Total project costs for drilling, completing and tieing in the seven wells, and constructing a pipe line to tie in existing wells capable of production, is estimated to be US $36 million. Of this amount, Centurion has negotiated an offer for bank financing for approximately US $6 million. The initial US $6 million will be used to construct a pipeline. Centurion plans to arrange for a further US $10 million of financing if initial drilling results are successful, to be repayable with interest at LIBOR + 2% over a two year term. The remaining US $20 million is planned to be financed through cash flow, and through deferred payment terms with drilling contractors expected to amount to approximately $US 9 million. If cash flows from operations are less than planned, then Centurion will have to either obtain additional financing in regard to the drilling of the seven wells in Egypt, or scale down or defer a part of the proposed drilling program.

Control by Existing Officers and Directors

Centurion's executive officers and directors currently own an aggregate of 3,625,000 options, warrants and issued common shares, which represents approximately 5.3% of the fully diluted common shares as of the date hereof. As a result of this stock ownership, these officers and directors may be in a position to affect corporate actions in a manner that could conflict with the interests of its public shareholders.

Enforcement of Civil Liabilities

As a substantial amount of Centurion's assets are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court the United States against its assets or its subsidiaries or its directors and officers which are resident outside of the United States.

ITEM 4   INFORMATION ON CENTURION

A.     History and Development of Centurion

Centurion is an international oil and gas exploration and development company established pursuant to the Business Corporations Act (Alberta) through an Amalgamation on May 20, 1997 of Eagle and Leader. The principal assets of Centurion currently consist of Participating Interests in oil and gas properties located in the North African countries of Tunisia and Egypt.

Eagle was incorporated as 336085 Alberta Ltd. under the laws of the Province of Alberta on September 13, 1985. It changed its name to Racing Blood Stables Ltd. on April 21, 1986 and to Eagle Energy Corp. on October 3, 1988. Prior to 1996, Eagle's business activity had been the manufacturing, licensing and distribution of a specialized oil well drilling systems. In late 1995, Eagle sold its drilling system technology. Following a change of management and the election of a new board of directors, Eagle incorporated Eagle Holdings (Barbados) Limited and Ecumed Petroleum Corporation, both Barbados companies. In early 1996, Eagle entered into an agreement with Marathon to purchase the interests of Marathon in certain oil and gas properties located in Tunisia. The purchase was to occur by way of an acquisition of all of the shares of Marathon Petroleum Tunisia, Ltd. (which is now called Ecumed Petroleum Tunisia, Ltd.) and Marathon Petroleum Zarzis, Ltd. (which is now called Ecumed Petroleum Zarzis, Ltd.). After entering into the purchase and sale agreement, Eagle negotiated an agreement with Leader to allow Leader to acquire 40% of the Ecumed Tunisia and Ecumed Zarzis shares and to participate proportionately in the exploration, development and operation of the fields. After jointly acquiring their interests in Tunisia, Eagle and Leader operated as partners in development of the Tunisian properties. Leader subsequently determined that it would focus its operations in North Africa, and in early 1997 entered into discussions with Eagle about a possible merger of their operations in view of what had become their shared business objectives and properties. It was believed by management of Eagle and Leader at that time that a merger of the two companies would result in a new corporation that was able to more effectively and efficiently manage the jointly held Tunisian properties and more adequately finance the acquisition and development of further properties. It was believed that a single corporation would have reduced overhead, greater access to investment markets, greater access to international oil and gas projects and improved liquidity and a larger asset base and market capitalization than the two companies would have separately.

Leader was incorporated under the laws of the Province of Alberta on November 24, 1986 as Bodega Ventures Inc. In June, 1993 its shares were consolidated on a 1 for 4 basis and its name was changed to Leader Oil and Gas Limited. On July 11, 1994 its name was changed to Canadian Leader Energy Inc. Prior to entering into the agreement with Eagle to participate with Eagle in acquiring Marathon's Tunisian oil and gas assets, Leader had restricted its operations to the exploration and development of oil and natural gas in Western Canada. Following the Amalgamation with Eagle, these Canadian assets were disposed of such that the amalgamated company, Centurion, operates only in North Africa.

The amalgamation of Eagle and Leader was accounted for as a pooling of interest. As a result of the amalgamation between Leader and Eagle, all Leader's Canadian assets were sold (proceeds of $16.5 million) to find further investments by Centurion in Tunisia and Egypt. Consequently, all capital expenditures after the amalgamation ($18.0 million in 1998, $11.4 million in 1999 and $10.6 million in 2000) were made in respect of Centurion's foreign operations.

Centurion has nine wholly owned subsidiaries that collectively hold all of it's Participating Interests in its producing and non-producing oil and gas properties. Centurion's subsidiaries are incorporated in the Bahamas, Barbados and Tunisia. See "- Organizational Structure". Centurion's head office and registered office are located at Suite 800, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, and Suite 1600, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3 respectively. Centurion's telephone, fax and internet web site are (403) 263-6002, (403) 263-5998 and www.centurionenergy.com respectively. Centurion also has operations offices in Tunis, Tunisia and Cairo, Egypt.

Since completing the Amalgamation, Centurion's common shares have traded on The Toronto Stock Exchange under the trading symbol "CUX". Prior thereto, the common shares of Eagle traded on The Alberta Stock Exchange and the common shares of Leader traded on the TSE.

B.     Business Overview

General

Centurion's business relates to the conventional oil and gas industry segment. Centurion's current operations include exploration, development and production of oil and gas from properties located in Tunisia and Egypt. During the most recently completed financial year, Centurion has also begun to expand its business that is expected to result in Centurion holding a 50% interest in a power generation facility that will generate electricity utilizing in part, Centurion's existing Tunisian natural gas production.

Acquisition, Exploration and Development of Tunisian Oil and Gas Properties

In early 1996, Eagle negotiated a series of agreements with Marathon to acquire all of Marathon's common stock in two companies that held oil and gas production and exploration properties and associated production facilities in Tunisia. At the time of the acquisition, Leader agreed to acquire a minority interest in the Marathon companies in return for funding a portion of the acquisition cost and future exploration and development obligations on the properties held by the acquired companies. In April 1996, Eagle and Leader closed their acquisition of all of the issued and outstanding shares of Ecumed Tunisia and Ecumed Zarzis from Marathon. In May 1996 Eagle acquired all of the shares of Ecumed Grombalia from Marathon. Centurion, has dealt at arm's length with Marathon at all times.

At the time of the acquisitions, Ecumed Tunisia, Ecumed Zarzis and Ecumed Grombalia (collectively the "Tunisian Subsidiaries") held Participating Interests in three oil and gas concessions, one producing field and one oil and gas exploration permit all of which are located in Tunisia. In September 1998, Ecumed Grombalia acquired a Participating Interest in a second Tunisian oil and gas exploration permit. In addition to their Participating Interests, the Tunisian Subsidiaries also owned and continue to own on-shore production facilities consisting of primary oil processing equipment, storage tanks and on-shore oil lifting equipment and facilities, all of which are situate in the port of Zarzis, Tunis. In early 1998, Centurion completed an 18 kilometre pipeline connecting its El Biban #3 well to its on-shore production facilities. See "Item 4 - Properties, Plants and Equipment".

Since acquiring the Tunisian Subsidiaries in April and May 1996, Centurion has drilled six wells on its Tunisian properties. As at March 31, 2001, Centurion's total net Tunisian oil production was approximately 1,570 bopd. Centurion is participating in the drilling of a third development well that spudded in mid February 2001. This well is still being drilled.

Acquisition and Exploration of Egyptian Oil and Gas Properties

In January 1997, Centurion acquired all of the shares of CPC which, at the time of acquisition, held a 40% Participating Interest in the 630,000 acre El Manzala Concession located in the Nile Delta region of Egypt. At the time of the acquisition, the El Manzala Concession had no proved or producing reserves but had a number of significant exploration prospects. In 1999, Centurion acquired the remaining 60% Participating Interest in the El Manzala Concession. In 2000, Centurion relinquished 210,000 acres, reducing the acreage in which it holds a Participating Interest to 420,000 acres.

In March, 1998, Centurion participated in the successful re-completion of the El Wastani # 1 well and in June 1998, the successful drilling of the Abu Monkar # 1 well. The Abu Monkar Well tested at flow rates of 21.6 mmcf/day and El Wastani #1 tested at 12 mmcf/day. Since completing these wells, Centurion has formulated an exploration and development program for the El Manzala Concession which includes the construction of a gas pipeline to transport natural gas produced from these wells to the local Egyptian market by the third quarter of 2001.

Tunisian Power Generation Facility

Centurion has entered into a joint development agreement with Caterpillar Power Ventures International Ltd. ("Caterpillar") and CME International Inc. ("CME") pursuant to which Centurion and Caterpillar will develop, construct, finance and operate an electrical power generation facility in Tunisia. The facility will be owned by SEEB which in turn will be owned 50% by Centurion and 50% by Caterpillar/CME. The facility will use natural gas currently being flared from the El Biban and Ezzaovia fields to generate electricity which in turn will be sold to the Tunisian National electrical power grid. The cost of development and construction of the facility is expected to be approximately US $27 million, with Centurion being responsible for half of such costs or US $13.5 million. Centurion will finance its share of the project by injecting $US $2 million in equity which has already been advanced, bank financing of $US 10 million with interest payable at a rate of LIBOR + 2%, and subordinated debt of U.S.$ 1.5 million from Caterpillar.

Disposition of Canadian Oil and Gas Assets in 1997

On August 20, 1997, Centurion sold all of its Canadian oil and gas assets to an arms-length third party and has since focused all of its resources on the exploration, development and production of its oil and gas properties in Tunisia and Egypt. The proceeds of the sale of the Canadian assets, amounting to $16,522,000, were used by Centurion to retire outstanding debt incurred by Centurion in the exploration and development of its Canadian properties, and for general corporate purposes.

Petroleum Industry in Tunisia and Egypt

Tunisia

Tunisia is located on the northern coast of continental Africa on the southern shore of the Mediterranean Sea between Algeria to the west and Libya to the southeast. The country covers an area of approximately 162,000 square kilometres (63,000 square miles) and, based on a July 1999 census estimate, had a total population of approximately 9.5 million people.

Tunisia is a constitutional republic that declared independence from France in 1956. The Tunisian legislature is comprised of a 182 member Chamber of Deputies who are elected for a five-year term, 34 seats of which are held by members of officially recognized opposition political parties. Elections held on October 24, 1999 were won by the Democratic Constitutional Rally. This was the third electoral success for General Zine El Abidine Ben Ali, the President and Head of State. President Ben Ali took office in November 1987 and has since won presidential elections in April 1989 and March 1994. The constitution provides that the President can hold office for a maximum of three five-year terms.

Tunisia has experienced relative prosperity and stability under the leadership of President Ben Ali. Notwithstanding this relative stability, Tunisia has been periodically affected by extremist Islamic militant activity. Tunisian authorities have implemented anti-terrorism policies and security precautions. By law, parties organized on the basis of religion, region, race or language are forbidden. Despite this, there are groups in Tunisia dedicated to turning the country into an Islamic republic. The Tunisian government has taken steps to prevent the Islamic militant struggle in neighboring Algeria from affecting Tunisia by increasing its military presence along the Tunisia/Algeria border, imposing visa restrictions and imposing strict controls on local militants. Should the military-backed regime in Algeria fall, the establishment of an Islamic republic in Algeria is likely to have an impact on regional politics and could lead to increased Islamic extremist activities in Tunisia. The country also borders Libya. Libya has experienced periods of civil unrest and has been the subject of international sanctions. Future political unrest in Libya is likely to affect Tunisia and may also affect Tunisia's political stability.

Oil has been produced from Tunisia since 1964. Mbendi, Information Services (Pty) Ltd., a privately owned internet business publishing and consulting company, state in their report on Tunisia's's oil and gas industry posted on their website at www.mbendi.co.za that as of December 1998 (being the most recent date for which such reports have been made available), the country produces approximately 82,000 barrels of oil per day and approximately 180 million cubic feet of gas per day on a reserve base of approximately 308 million barrels of crude oil and three trillion cubic feet of natural gas. The country also has an infrastructure network of oil and gas pipelines that link the country's producing fields with export terminals and urban centres.

The Tunisian petroleum industry is regulated by the Ministry on behalf of the national Tunisian government. Oil and gas exploration activities may be carried out in Tunisia in one of three ways: (1) under a Prospecting Authorization that allows initial geological work; (2) under a Prospecting Permit that allows both geological and geophysical work; and (3) under an Exploration Permit that allows data acquisition and drilling work. Exploration Permits are granted by a Convention and a Memorandum of Obligations, both of which are approved by the Ministry. In the event a petroleum discovery is made on an Exploration Permit, a Plan of Development is required to be filed with the Ministry within six years of the discovery date in the case of an oil discovery and within eight years of the discovery date in the case of a gas discovery. During the period prior to the filing of the Plan of Development, hydrocarbon production is allowed with Ministry approval under the terms of a long-term production test. Provided the Plan of Development is approved, a petroleum Concession Licence is granted by the Ministry allowing for exclusive development and production of petroleum by the concession holder over the field area identified in the Plan of Development. Petroleum Concession Licences typically have a 30 year term from the initial date of the petroleum discovery.

A petroleum royalty ranging from 2% to 15% is payable in respect of oil and natural gas produced in Tunisia and is based on a ratio of cumulative total net production revenue of the concession to cumulative total expenses of the concession. The maximum royalty is reached when cumulative revenue is 2.5 times cumulative total expenses, and is also payable on test production. Centurion has paid maximum royalty on its test production from its Al Manzah and Robanna fields. Under the new Hydrocarbon Code, the maximum royalty is 10% for any fields that the government, through ETAP, elect not to participate in. For its other Tunisian properties the royalty rate is 2% at El Biban and 12% at Ezzaouia. The net royalty for all of Centurion's Tunisian production approximates 10%. The net royalty rate is not expected to change in the near future.

The government of Tunisia, through the Tunisian national oil company, ETAP, has the right to back-in for up to a 50% interest on all petroleum discoveries made in the country by paying cash for its share of completion and tie-in costs at the time of its election and by paying for its portion of previously incurred drilling and exploration costs from its share of future production revenues. In circumstances where ETAP participates, it is responsible for its portion of ongoing development and operating costs under the terms of a Contract of Association that is signed with the interest holder at the time ETAP confirms its participation in the discovery.

Producers of oil are entitled to negotiate sales contracts directly with foreign oil purchasers subject to the requirement that up to 20% of output (percentage dependent upon quantities produced) may be subject to a domestic market requirement at a price equal to 90% of the average price received by the producer for export sales. Producers of natural gas are free to export natural gas after meeting the needs of the Tunisian domestic market. The current price paid for domestic market requirement natural gas is 85% of the international FOB export price of Mediterranean ports for fuel oil with high sulphur content and of fuel quality on a boe basis of 6.29 MCF = 1 bbl.

Egypt

Egypt covers an area of approximately 1,000,000 square kilometres (386,000 square miles) in northeastern Africa, with its northern coastline along the Mediterranean Sea, its eastern coastline along the Red Sea and touching the State of Israel in the Sinai. Egypt has an estimated 2000 population of approximately 68.4 million people.

Egypt is an independent constitutional republic. Although the country is nominally a multi-party democracy with a 454 member People's Assembly, the true power of government rests with the President who serves for six year terms and exercises wide-ranging powers. In 1999, President Hosni Mubarak was endorsed in a national referendum, in which he ran unopposed, to serve a third six-year term as President of the People's Assembly. The People's Assembly approves the country's budget, levies taxes, approves government programs and can censure cabinet ministers. There is also a 210 member Shura (Advisory) Council which has an advisory role on public policy but little legislative power. The Republic is divided into 26 provinces. The President appoints the governors of the 26 provinces.

The Egyptian political system has undergone significant liberalization since the 1960's. Citizens enjoy a substantial degree of freedom of expression and the judiciary regularly demonstrates its independence from the executive branch of government. Further progress on political reform has taken a back seat to meeting the challenge posed by terrorist groups. Since 1992, extremist groups seeking to overthrow the Egyptian government have staged attacks on Egyptian government officials, security forces, foreign tourists and Egyptian Coptic Christians. The Copts constitute an estimated 20% of Egypt's population.

Oil has been produced in Egypt since the mid-1960's. Based on a report of the United States Energy Information Administration of the United States Department of Energy posted at their website at www.eia.doe.gov, Egypt's reserves are estimated to be approximately 3.5 billion barrels of oil and 32 trillion cubic feet of gas. The country has an infrastructure of transportation and production facilities.

The national government regulates and controls the Egyptian oil industry through the Egyptian national oil company, EGPC, which is active in the upstream, downstream and petrochemical sectors. EGPC has full responsibility for all sectors of the Egyptian petroleum industry and holds the sole right to import and export crude oil and other petroleum products.

The grant of petroleum concessions is administered by EGPC. EGPC invites oil companies to bid on open exploration blocks each year under a production sharing system of agreements. Companies are invited to evaluate the potential of the blocks up for bid by purchasing data packages on the blocks. The successful bid for a particular concession block is awarded by EGPC based on the exploration work program, financial commitment, cost recovery, profit split, signature bonus and production bonuses submitted by respective bidders. All royalties and taxes are included in the allocation of production to EGPC pursuant to the production sharing agreement, meaning that the production that Centurion receives is tax and royalty free. Under the Production Sharing Agreement, Centurion will fund all exploration costs. These costs are allocated to a cost recovery pool. If an exploitable discovery is made, 30% of the production is allocated to Centurion for cost recovery of their exploration costs. Additionally, all operating costs paid by Centurion are repaid to it from this cost recovery pool. The remaining 70% of the production is "Profit Oil" which will be split 25% Centurion and 75% EGPC. Operating expenses are fully recovered out of cost recovery with the balance attributable to recovery of exploration costs and development expenses, limited to 20% cost recovery on such items per year. Where costs and recoveries are less than 30% of revenues, any balance is allocated to Profit Oil. Where costs and recovery are greater than 30% in a given year, such costs and recoveries are carried forward for recovery in succeeding years.

C.     Organizational Structure

Centurion has nine wholly owned subsidiaries that collectively hold all of its interests in its producing and non-producing oil and gas properties. Centurion subsidiaries are incorporated in the Bahamas, Barbados and Tunisia. Centurion has three wholly and directly owned subsidiaries being Duraham Petroleum Limited ("Duraham") (Barbados), Eagle Holdings (Barbados) Limited ("Eagle Holdings") (Barbados) and Ecumed Petroleum Corporation (Barbados). Eagle Holdings and Duraham collectively have five wholly and directly owned subsidiaries being Ecumed Petroleum Tunisia, Ltd. (Barbados), Ecumed Petroleum Zarzis, Ltd. ("Ecumed Zarzis") (Barbados), Ecumed Petroleum Grombalia, Ltd. ("Ecumed Grombalia") (Barbados), Centurion Petroleum Corporation (Barbados) and Espanada Resource Corporation (Bahamas). Ecumed Zarzis and Ecumed Grombalia collectively own all the shares of Societe d'Electricite d'El Biban (Tunisia).

Centurion's corporate structure, including details of the jurisdiction of incorporation and the percentage of voting securities of each subsidiary beneficially held by Centurion is set forth in the following table.

Centurion Energy International Inc.
Corporate Structure

Centurion Energy International Inc. (Cdn)
	Centurion Energy International Inc. owns 100% Duraham Petroleum Limited (Bdos)	Centurion Energy International Inc. owns 100% Eagle Holdings (Barbados) Limited (Bdos)	Centurion Energy International Inc. owns 100% Ecumed Petroleum Corporation (Bdos)
Duraham Petroleum Limited owns 100% Espanada Resource Corporation (Bah)	Duraham Petroleum Limited owns 40% Eagle Holdings (Barbardos) Limited owns 60% EcumedPetroleum Tunisia, Ltd. (Bdos)	Duraham Petroleum Limited owns 40% Eagle Holdings (Barbardos) Limited owns 60% Ecumed Petroleum Zarzis, Ltd. (Bdos)	Eagle Holdings (Barbardos) Limited owns 100% Ecumed Petroleum Grombalia, Ltd. (Bdos)	Eagle Holdings (Barbardos) Limited owns 100% Centurion Petroleum Corporation (Bdos)
Ecumed Petroleum Zarzis, Ltd. owns 85% Ecumed Petroleum Grombalia, Ltd. owns 15% Societe d'Electricité D'El Biban (Tun)

D.     Property, Plants and Equipment

Tunisia, North Africa

El Biban Concession

On January 1, 1984, the Ministry granted to a subsidiary of Marathon, Marathon Petroleum Tunisia Ltd., and several other companies an oil and gas concession (the "El Biban Concession") authorizing the exploitation, development and production of the El Biban oil field (the "El Biban Field") for a term of 30 years. Centurion acquired Marathon Petroleum Tunisia Ltd. in 1996. The El Biban Concession covers an area of approximately 56,316 acres in shallow water, 18 kilometres offshore the east coast of Tunisia in the Gulf of Gabes.

Centurion holds a 73.773% participating interest in the El Biban Concession. In September 1996, Centurion re-entered and drilled an 800 metre horizontal section in the offshore El Biban #3 well which had been previously drilled as a vertical well in 1981. The well tested 5,500 barrels of oil per day with associated gas. Construction of an 18 kilometre pipeline connecting the well to Centurion's existing onshore production facilities was completed in February 1998. Production from the El Biban #3 well commenced in March 1998. As at May 31, 2001, the well was producing at approximately 1,100 bopd and 3.5 mmcf per day of gas. Although produced gas is currently being flared, Centurion intends to utilize this gas as part of the fuel source for the Tunisian power generation facility. This facility will allow Centurion to market electrical energy to the Tunisian national power grid. See "Business Overview - Tunisian Power Generation Facility".

Robbana Field

In June 1974, a subsidiary of Marathon, Marathon Petroleum Tunisia Ltd. acquired an 80% Participating Interest in the 11,856 acre Robbana Concession application area. Centurion acquired Marathon Petroleum Tunisia Ltd. in 1996. The Robbana Concession application area includes the 1,680 acre Robbana oil field (the "Robbana Field") discovered in April 1988.

In 1993, Marathon Petroleum Tunisia Ltd. made formal application to the Ministry for a petroleum concession licence covering the producing Robbana Field. Oil produced from the Robbana Field is currently sold pursuant to an authorization from the Ministry to conduct an extended long-term production test. Centurion is the operator of the Robbana Field and is currently producing approximately 80 bopd from one production well.

Ezzaouia Concession

On January 1, 1990, the Ministry granted Marathon Petroleum Zarzis Ltd. and several other companies an oil and gas concession (the "Ezzaouia Concession") authorizing the exploitation, development and production of the on-shore Ezzaouia Field for a term of 30 years. Centurion acquired Marathon Petroleum Zarzis Ltd. in 1996. Centurion holds a 31.4% participating interest in the Ezzaouia Concession which comprises an area of approximately 9,880 acres. During 1998, Centurion drilled and completed two production wells on the Ezzaouia oil field (the "Ezzaouia Field"). The Ezzaouia Field is currently producing at approximately 2,000 bopd from nine wells of which approximately 600 bopd and 1.5 mmcf per day of gas are attributable to Centurion. The produced gas is presently being flared. Centurion intends to combine gas produced from the Ezzaouia Field with that of the El Biban Field to provide fuel for the Tunisian power generation facility.

Grombalia Exploration Permit

On June 18, 1991, the Ministry granted Marathon Petroleum Grombalia Ltd. a 75% Participating Interest in any new exploration performed in the 518,000 acre Grombalia Exploration Permit (the "Grombalia Permit"). On February 9, 2001 Centurion received notice from ETAP that it will not exercise any back in rights in respect of Al Manzah, therefor Centurion's interest will remain at 75%. Centurion acquired Marathon Petroleum Grombalia Ltd. in 1996. The Al Manzah #1 exploratory well was successfully drilled by Centurion on the Grombalia Permit in November 1998 and initially tested between 1,300 and 3,000 bopd. A long term production test of the well was carried out from March to October 1999. The well was shut-in between October 1999 and July 2000 pending receipt of government approval for long term production. The well resumed production during July 2000 but was shut-in in October 2000 due to high gas production. It is currently anticipated that the Al Manzah #1 well may be used for gas re-injection as a secondary recovery scheme. In October 2000, Centurion completed drilling of the Al Manzah #2 appraisal well. Initial production rates were established at 4,000 bopd. The Al Manzah #2 well was shut in on January 12, 2001, again due to high gas production.

On February 19, 2001, Centurion spudded Al Manzah#3 well. The drilling contractor has experienced problems with its drilling rig and the well has not yet reached total depth and drilling is currently suspended. Due to these problems, Centurion anticipates that it will have to side track the Al Manzah #3 Well. These operations are expected to commenct in early July 2001.

Belli Concession

On September 8, 1992, the Ministry granted Centurion an oil and gas concession (the "Belli Concession") authorizing the exploration, development and production of the Belli oil field (the "Belli Field") contained therein for a term of 30 years. The Belli Concession comprises an area of approximately 10,800 acres contained within the larger Grombalia Permit. Centurion holds a 37.5% Participating Interest in the Belli Concession.

In April 1996, Centurion re-entered and drilled a 340 metre horizontal section of the on-shore Belli #6 well which had been previously drilled as a vertical well in May 1993. The horizontal well encountered a large number of fractures but recovered only formation water with small amounts of oil and was subsequently abandoned. Centurion completed an evaluation of seismic data on the Belli Field in late 1998 and drilled another re-entry well in the Belli Field in 1999 approximately seven kilometres from the Al Manzah discovery. This re-entry well did not encounter commercially recoverable amounts of hydrocarbons and was subsequently abandoned.

Mellita Exploration Permit

In September 1998, the Ministry granted Centurion, through its subsidiary Ecumed Petroleum Grombalia Ltd., a 100% Participating Interest in the 865,000 acre offshore Mellita Exploration Permit (the "Mellita Permit") located off the east coast of Tunisia in the Gulf of Gabes. The initial term of the Mellita Permit runs until September 2002 and is subject to renewal thereafter for a period of seven years provided Centurion completes certain seismic and exploration drilling obligations. Centurion is currently re-processing approximately 1,000 kilometres of 2D seismic data and plans to acquire approximately 400 kilometres of new 2D seismic data prior to the scheduled expiry date of the permit. Following an evaluation of the seismic data, Centurion plans to drill one exploration well within the permit area. These activities, if performed, will fully satisfy the Ministry's permit renewal requirements. If an exploitable discovery is made ETAP will have a right to back in for a 50% ownership interest in the Mellita Permit, which would reduce Centurion's interest to 50%.

Egypt, North Africa

El Manzala Concession

In November 1996, CPC acquired the right to earn a 40% Participating Interest in the 630,000 acre El Manzala Concession located in the Nile Delta region of the Arab Republic of Egypt. To earn its 40% Participating Interest, CPC was required to fund the costs of a US$4.2 million exploration program. The exploration program consisted of shooting 220 kilometres of new seismic, reprocessing 400 kilometres of existing seismic and drilling at least one exploration well. On January 30, 1997, Centurion acquired all of the common shares of CPC. Subsequent to the acquisition, Centurion satisfied all of the obligations required to earn the 40% interest in the El Manzala Concession and made application for recognition of its Participating Interest to EGPC. In 1999, Centurion acquired the remaining 60% Participating Interest in the El Manzala Concession. In July 2000, Centurion received formal recognition by EGPC of its 100% Participating Interest in the El Manzala Concession. In the year 2000, Centurion relinquished 210,000 acres, reducing to 420,000 the number of acres in which it holds a Participating Interest.

In June 1998, Centurion participated in the successful drilling of the Abu Monkar # 1 exploration well which tested at a rate of 21.6 mmcf per day of natural gas. The Abu Monkar #1 well lies within the 420,000 acre El Manzala Concession and is located approximately 160 kilometres north of Cairo, Egypt.

The Abu Monkar discovery follows Centurion's successful re-completion of the El Wastani # 1 well in March 1998 which tested 12 million cubic feet of gas per day. In November 2000, Centurion successfully completed the previously suspended El Wastini #2 well, which tested at 11 million cubic feet of gas per day. In June, 2001, Centurion commenced construction of a 28 kilometer pipeline to connect the El Wastani Field to an existing gas processing facility. First production is expected in the third quarter of 2001.

Reserves

All of Centurion's proved and probable reserves are located in Tunisia and Egypt. As at December 31, 2000. Centurion's consolidated working interest of gross proved crude oil and natural gas reserves were approximately 6.02 million barrels of oil, 55.55 billion cubic feet of natural gas and 0.88 million barrels of natural gas liquids.

The following table is a summary of Centurion's estimated working interest share of total proved producing and proved non-producing oil and natural gas reserves by geographical location at the end of each of the last three fiscal years.

                                   Gross Proved                              Gross Proved Non-
     Location                Producing Reserves(1)(2)                     Producing Reserves(2)(3)                  Total Gross Proved Reserves(2)
-------------------  -----------------------------------------    ----------------------------------------    -------------------------------------------
                      2000(2)     1999(5)   1998(6)    1997(7)     2000(4)     1999(5)   1998(6)   1997(7)      2000(4)     1999(5)   1998(6)     1997(7)
                     --------  --------- ----------  ---------    --------  ---------- --------- ---------    --------- ----------- ---------  ----------
Tunisia
  Oil (mmstb)(7)     3.19        3.85       5.76       3.05          2.83       2.36      0.21      0.60         6.02        6.21      5.97        3.65
  Gas (bcf)(8)         --          --         --         --         21.71      12.97     14.15     15.93        21.71       12.97     14.15       15.93
  NGL (mmbbl)(9)       --          --         --         --          0.44       0.69      0.83      1.87         0.44        0.69      0.83        1.87
Egypt
  Oil (mmstb)(7)       --          --         --         --            --         --        --    --               --  --   40.75        --          --
  Gas (bcf)(8)         --          --         --         --         33.84      40.75     15.74    --            33.84        0.51     15.74          --
  NGL (mmbbl)(9)       --          --         --         --          0.44       0.51      0.20    --             0.44                  0.20          --

Total
  Oil (mmstb)(7)     3.19        3.85       5.76       3.05          2.83       2.36      0.21      0.60         6.02        6.21      5.97        3.65
  Gas (bcf)(8)         --          --         --         --         55.55      53.71     29.88     15.93        55.55       53.71     29.88       15.93
  NGL (mmbbl)(9)       --          --         --         --          0.88       1.20      1.03      1.87         0.88        1.20      1.03        1.87

Notes:

(1)	Proved Producing Reserves are those reserves which are estimated to be recoverable under existing depletion mechanisms and under current economic and operating conditions and which have been established by existing production.
(2)	All reserve references reflect Centurion's working interest share of gross reserves. Gross reserves consist of those reserves owned by Centurion before deduction of all royalties, production taxes or their equivalent.
(3)	Proved Non-Producing Reserves are those reserves which are estimated to be recoverable under the most likely depletion mechanism and under current economic and operating conditions and which have been established by adequate tests and other information on zones behind pipe in existing wells or by geological and/or geophysical control on undeveloped tracts situated between producing tracts but which are not currently producing due to lack of facilities and/or markets.
(4)	Reserve estimates have been derived from a reserve report dated May 18, 2001 (effective December 31, 2000) (the "Adams Pearson Report 2001") prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent petroleum consulting firm. Reserves have been based on a constant price and cost assumptions utilizing an average Brent Crude Oil Price of US $22.54 per barrel less a quality adjustment of US $1.60 in the case of Centurion's Egyptian properties. It also reflects a quality adjustment in favor of Centurion of US $0.50 per barrel on oil production from the Al Manzah field and a quality adjustment reduction of US $0.90 per barrel for the El Biban and Ezzaouia fields. For the Tunisian properties a gas price of US $0.96 per mcf has been utilized and held constant throughout assuming a wellhead netback contract would be established with the gas purchasers. For the Egyptian properties a gas price of US $3.02 per mcf has been utilized and held constant for the El Wastani field and a gas price of US $2.70 per mcf has been utilized and held constant for the Abu Monkar field.
(5)	Reserve estimates have been derived from a reserve report dated May 31, 2000 (effective December 31, 1999) (the "Adams Pearson Report 2000") prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent petroleum consulting firm. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Oil Price of US$25.60 per barrel less a quality adjustment of US$1.60 per barrel in the case of Centurion's Egyptian properties. It also reflects a quality adjustment in favour of Centurion of US$0.50 per barrel on oil production on the Al Manzah field and a quality adjustment reduction of US$0.90 per barrel for the Ezzaouia field. For the Tunisian properties a gas price of US$0.78 per mcf or Cdn$1.20 per mcf has been utilized and held constant throughout assuming a wellhead netback contract would be established with the gas purchasers. For the Egyptian properties a gas price of US$3.83 per mcf has been utilized and held constant, based on a contractual link to Suez Blend crude oil prices.
(6)	Reserve estimates have been derived from a reserve report dated May 6, 1999 (effective December 31, 1998) (the "Adams Pearson Report") prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent petroleum consulting firm. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Oil Price of US$15.00 per barrel less a quality and location adjustment of US$0.90 per barrel in the case of two of Centurion three producing Tunisian properties and less a quality adjustment of US$1.60 in the case of Centurion's Egyptian properties. The Adams Pearson Report also reflects a quality adjustment in favour of Centurion of US$0.50 per barrel on oil production on the Al Manzah field. A gas price of US$0.78 per mcf has been utilized and held constant assuming a wellhead netback contract would be established with prospective gas purchasers.
(7)	Reserve references have been derived from a reserve report dated May 4, 1998 (effective January 1, 1998) (the "Chapman Report") prepared by Chapman Petroleum Engineering Ltd., a Calgary, Alberta independent petroleum engineering firm. Reserves reflect Centurion's net oil and gas reserves after deduction of all outside working interests but before deduction of royalty burdens and income tax. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Price of US$16.10 per barrel less a quality adjustment of US$0.90 per barrel. A gas price of US$1.50 per mcf has been utilized and held constant throughout assuming a wellhead netback contract would be established with prospective gas purchasers.
(8)	"mmstb" means millions of stock tank barrels.
(9)	"bcf" means billions of cubic feet.
(10)	"mmbbl" means millions of barrels.

Production

Centurion current production consists of oil and NGL's derived from its Tunisian properties. Associated natural gas from operations is currently being flared. See "Risks and Uncertainties Associated with Centurion Business - Environmental Regulation". Centurion has not produced oil or gas from its Egyptian property.

The following table sets out total production of oil and gas attributable to Centurion for the periods indicated. The figures shown for 1997 include production for half the year from Centurion Canadian operations which were sold effective July 1, 1997.

                                                                       Year Ended December 31
             ----------------------------------------------------------------------------------------------------------------------------------
                         2000                              1999                              1998                             1997
             ----------------------------     ------------------------------    ------------------------------    -----------------------------
               Oil(1)            Gas            Oil(1)             Gas             Oil(1)             Gas            Oil(1)            Gas
              (MBO)(2         (MCFG)(3)        (MBO)(2)         (MCFG)(3)         (MBO)(2)         (MCFG)(3)        (MBO)(2)        (MCFG)(3)
             ----------  -  -------------     -----------     --------------    ------------     -------------    ------------    -------------

Tunisia          0.774            --               0.833      --                      0.966      --             0.480             --
Egypt                             --              --          --                     --          --              --               --
Canada                            --              --          --                     --          --             0.080             953
             ----------  -  -------------  -  -----------     --------------    ------------     -------------    ------------    -------------
                  0.774            --               0.833      --                      0.966      --             0.560             953

Notes:

(1)	Includes NGL's.
(2)	"MBO" means millions of barrels of oil.
(3)	"MCFG" means millions of cubic feet of gas.

Centurion has no long-term supply or similar arrangements with the Tunisian government other than the requirement to satisfy the domestic market requirement for oil. See "Petroleum Industry in Tunisia and Egypt -- Tunisia".

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with Centurion’s Consolidated Financial Statements. Centurion’s Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ from US GAAP. For a discussion of these differences, see Note 12 to Centurion’s Consolidation Financial Statements.

Centurion is the result of the Amalgamation on May 20, 1997 of Leader and Eagle. Prior to the Amalgamation, Eagle and Leader conducted independent business operations. Leader was involved in the acquisition, development and production of Canadian oil and gas properties and Eagle, following a reorganization in late 1995, was involved in the acquisition and development of oil and gas properties in Tunisia. As a result of the Amalgamation, shareholders of Eagle and Leader received shares of Centurion based upon a prescribed exchange ratio. Neither of the combining companies were identified as the acquirer for accounting purposes. Consequently, the business combination has been accounted for under Canadian GAAP using the pooling of interests method whereby the combined financial statements of Centurion reflect the assets, liabilities and shareholders’ equity of Eagle and Leader at the values recorded by these companies. For US GAAP purposes, the combination of Leader and Eagle was accounted for using the purchase method. Details of the amalgamation can be found in Note 3, and a detailed description of the differences in accounting methods can be found in Note 12 to the financial statements appended to this Annual Report.

Centurion sells its oil production pursuant to marketing agreements that are denominated in US currency. Many of Centurion’s operational expenses are paid in US dollars or in the local currency of the country where the operations are performed. Centurion’s Consolidated Financial Statements are reported in Canadian dollars. For the years ended December 31, 1999 and prior, Centurion translated foreign currency denominated transactions and the financial statements of operationally dependent foreign operations using the temporal method. Monetary assets and liabilities were translated at year-end rates. Non-monetary assets and liabilities were translated at rates in effect on the date of the transactions. Income and expenses were translated at average rates in effect during the year with the exception of depreciation and amortization which were translated at historic rates. Exchange gains and losses on translation of current monetary items were reflected in income immediately. Exchange gains and losses on translation of non-current monetary items were deferred and amortized over the term of the non-monetary item.

Effective January 1, 2000, Centurion adopted the self sustaining method of accounting for operations in Tunisia. The adoption of the self sustaining method was necessitated by the fact that the Tunisian subsidiaries were no longer financially dependent upon Canadian operations and the fact that they performed all business activities without Canadian parent input. Under the self sustaining method of foreign currency translation, assets and liabilities are translated at period end rates and income and expenses are translated at average rates in effect during the period. Exchange gains and losses are reflected as a separate component of shareholders equity and are not amortized into income.

Centurion follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs incurred in exploring and developing oil and natural gas reserves are capitalized. Capitalized costs include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive facilities and general and administrative costs directly related to exploration and development activities. Capitalized costs are accumulated on a country-by-country basis and are depleted utilizing the unit of production method based upon estimated proved net reserves of Centurion.

Centurion’s activities are conducted jointly with other companies. Centurion’s financial statements reflect only Centurion’s proportionate interest in such activities.

Centurion is currently producing oil from the El Biban, Ezzaouia and Robbana Fields in the south-east of Tunisia. Production from these fields is sold through Centurion’s offshore export facility located at the port of Zarzis at prevailing spot market rates at the point of delivery.

A.     Results of Operations

During the fiscal year ended December 31, 2000, Centurion focused its efforts on increasing both its daily oil production and its cumulative oil and gas reserves. This included successfully drilling the Al Manzah #2 development well in Tunisia and re-completing the El Wastani #2 well in Egypt.

Additionally in 2000, Centurion received approval for the El Wastani Plan of Development. This calls for the constructions of a 28 km pipeline to tie the El Wastani #1 and #2 wells into the Abu Madi gas processing facilities. At the time of writing, construction of the pipeline has commenced, and construction is expected to be completed in the third quarter of 2001.

A further exploration program for the El Manzala Concession is also in place which includes the acquisition of additional seismic data on the Abu Monkar Field discovered in 1998 and the drilling of additional exploration wells thereon in 2001 and 2002. For a discussion on the expected costs of these items, refer to “Risk Factors - Requirement of Additional Capital”.

Production

Centurion is currently producing oil from four fields, all of which are located in Tunisia. The following table sets out certain operating information for the periods shown.

                                                  Quarter Ended March 31                       Twelve Months Ended
                                                                                                   December 31
                                             --------------------------------    -----------------------------------------------
                                                       2001              2000        2000             1999             1998
                                             --------------    --------------    -------------    ------------     -------------
Centurion's Net Share of Production (bopd)            1,570             1,880            2,540           2,300             2,600
Centurion's Net Share of Production (in             141,000           171,000          459,000         830,000           966,000
barrels)
Average price (per barrel) in Cdn. dollars           $31.30            $35.87           $18.42          $25.12            $15.09

Production for the three months ended March 31, 2001 averaged 1,570 barrels per day. This has decreased significantly from the average of 2,540 for the year ended December 31, 2000. The decrease is due to the Al Manzah #2 production which was shut-in on January 12, 2001 due to gas encroachment. All other fields are producing as expected with normal production declines.

Reserves

The following table is a summary of Centurion’s estimated working interest share of proved and half- probable gross reserves for the periods indicated. See also “Property, Plants and Equipment - Reserves”.

                                                           Twelve Months Ended December 31
                  ------------------------------------------------------------------------------------------------------------------
                                2000(1)                               1999(2)                                 1998(3)
                  ------------------------------------   ----------------------------------    -------------------------------------
                  Oil(mmbbl)(4)(5)(6)      Gas(bcf)(5)     Oil(mmbbl)(4)(5)      Gas(bcf)(5)      Oil(mmbbl)(4)(5)     Gas(bcf)(5)
                  ------------------    ---------------  -----------------    -------------    -----------------    ----------------
Tunisia                        9.18              20.91                9.40            13.93                 8.69               16.27
Egypt                             -              92.57                0.76            77.27                 0.28               30.90
                  ------------------   ---------------   -----------------    -------------    -----------------    ----------------
Total                          9.18              92.57               10.16            91.20                 8.97               47.17

Notes:

(1)	Reserve estimates have been derived from a reserve report dated May 18, 2001 (effective December 31, 2000), prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent consulting firm.
(2)	Reserve estimates have been derived from a reserve report dated May 31, 2000 (effective December 31, 1999), prepared by Adam Pearson Associates Inc., a Calgary, Alberta independent consulting firm.
(3)	Reserve estimates have been derived from a reserve report dated May 6, 1999 (effective December 31, 1998), prepared by Adam Pearson Associates Inc., a Calgary, Alberta independent consulting firm.
(4)	Includes NGL's.
(5)	All reserve references reflect Centurion's working interest share of gross reserves. Gross reserves consist of those reserves owned by Centurion before deduction of all royalties, production taxes or their equivalent.

The cycle for finding and development of Centurion's fields is longer than one year. Therefore, the analysis of finding and development costs is a series of estimates for the fields first in the exploration stage and then in the development phase. When Centurion makes an exploration discovery it reports a finding and development cost in the year of discovery based upon the best estimate of costs to develop the reserves assigned to the discovery in its initial engineered reserve predictions. As the field is developed and more information is accumulated Centurion updates its estimate of finding costs for full field development. The two areas that Centurion presently has in progress are the Al Manzah field in Tunisia and the El Manzala Concession in Egypt. Centurion's estimate of finding and development costs for these operations is $4.00 per boe in 2000 (1999 is approximately $3.00 per boe) based on proved and one-half probable reserves.

Statement of Earnings

Comparison of the Three Month Periods ended March 31, 2001 and March 31, 2000

Revenue

For the three months ended March 31, 2001, oil and gas sales net of royalties totaled $4,099,000 compared with $5,664,000 in the same period of 2000. The decrease in revenues for the three months from March 31, 2000 to 2001 was affected negatively by a decrease in world oil prices and decreased oil production. For the three months ended March 31, 2001 and 2000, the average price realized per barrel from Tunisian production was $31.30 and $35.87 respectively. This decrease has a negative effect on March 31, 2001 revenues of $644,000. Oil production for the three months ended March 31, 2001 declined to 141,000 barrels from 171,000 barrels for the same period in 2000. The decline in production is attributable expected declines in the Ezzaouia and El Biban fields. This decline had a negative effect on March 31, 2001 revenues of $1,076,000. Additionally, due to lower prices, the royalty expense decreased to $314,000 for the three months ended March 31, 2001 from $469,000 for the same period in 2000.

The following table sets out the contributions to revenues and netback of the various properties of Centurion for the periods indicated.

Property            3 Months ended March 31, 2001   3 Months ended March 31, 2000
----------------    -----------------------------   -----------------------------
                                              (In $CAD)
                      Revenue        Netback         Revenue         Netback
                      -------        -------         -------         -------
Al Manzah           $ 116,000      $  84,000             Nil             Nil
El Biban            2,286,000      1,942,000      $3,308,000      $2,794,000
Ezzaouia            1,528,000      1,230,000       2,186,000       1,748,000
Robbana               169,000         78,000         170,000          56,000

Total              $4,099,000     $3,334,000      $5,664,000      $4,598,000

Other Income

For the three months ended March 31, 2001, Centurion’s other income was $104,000 consisting of interest earned on short term bank investments. This compared with $88,000 for the same period in 2000 that also consisted of interest earned on short term bank investments.

Royalties

The royalty expense per barrel payable by Centurion to the Tunisian government for the three months ended March 31, 2001 was $2.23 per barrel (aggregate of $314,000 for the three month period), an increase from the $2.74 per barrel paid for the comparable period in 2000 ($469,000 of aggregate royalties paid in the three month period). The decrease is entirely due to higher oil prices received in 2000 as compared to 2001.

Operating Expenses

For the three months ended March 31, 2001 operating expenses were $765,000, or $5.43 per barrel, compared to $1,066,000 or $6.23 per barrel operating expenses for the corresponding period in 2000. The decrease in per barrel operating costs was a direct result of improved efficiencies in Centurion’s operations.

Netback

The term "netback" means sales revenues less royalties and operating costs.

For the three months ended March 31, 2001 Centurion’s netback on production amounted to $3,334,000 ($23.65 per barrel) compared to $4,598,000 ($26.89 per barrel) for the corresponding period in 2000. The netback was negatively affected by decreased revenues partially offset by decreased operating expenses (for details of the effects of each of revenues and operating expenses, please see the discussion under those headings).

General and Administrative Expenses

During the three months ended March 31, 2001 administrative expenses were $0.5 million (excluding $0.3 million which were capitalized) compared to $0.3 million (excluding $0.3 million which were capitalized) in the corresponding period in 2000. This increase was mainly caused by higher prospect review costs.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization (“DD & A”) totaled $1.0 million ($6.80 per barrel) for the three months ended March 31, 2001, compared to $1.1 million ($6.36 per barrel) for the corresponding period in 2000. The increase in the rate per barrel in 2001 is attributable to higher estimates of future development costs for proved reserves.

Income Taxes

The current income tax provision for the three months ended March 31, 2001 was $0.6 million and the future income tax provision was $0.4 million. This compares to a current income tax provision of $0.04 million and a future income tax provision of $1.1 million for 2000. The decrease in taxes is directly related to the decreased netback for the 3 month period ending March 31, 2001.

Cash Flow and Net Earnings

Cash flow from operations for the three months ended March 31, 2001 was $2.4 million ($0.04 per share basic and diluted) and $4.2 million ($0.07 per share basic and diluted) for the corresponding period in 2000. Earnings were $1.0 million ($0.02 per share basic and diluted) for the three months ended March 31, 2001 compared to $2.1 million (0.03 per share basic and diluted) for the corresponding period in 2000. The decrease in both cash flow and earnings for the three month period ended March 31, 2001 can be directly related to a decrease in netback for Centurion.

Comparison of the Year ended December 31, 2000 and 1999

Revenue

For the year ended December 31, 2000, oil and gas sales net of royalties totaled $27,452,000 compared with $19,794,000 in 1999. The increase in revenues from December 31, 1999 to 2000 was affected positively by an increase in world oil prices, and negatively by decreased oil production and increased royalties due to higher oil prices. For the year ended December 31, 2000 and 1999, the average price realized per barrel from Tunisian production was $38.96 and $25.12 respectively. This increase has a positive effect on 2000 revenues of $10,699,000. Oil production for the year ended December 31, 2000 declined to 774,000 barrels from 830,000 barrels for the same period in 1999. This decline had a negative effect on 2000 revenues of $2,228,000. Additionally, due to increased price realizations in 2000, royalties paid on production at increased by $813,000 from the same period in 1999.

The following table sets out the contributions to revenues and netback of the various properties of Centurion for the periods indicated.

In $CAD          Year ended December 31, 2000      Year ended December 31, 1999
---------------  ----------------------------      ----------------------------
                 Revenue            Netback        Revenue           Netback
                 -------            -------        -------           -------
Al Manzah      $ 5,221,000       $ 4,179,000    $ 2,447,000       $ 1,877,000
El Biban        12,945,000        11,511,000     10,497,000         8,284,000
Ezzaouia         8,541,000         7,113,000      6,421,000         4,808,000
Robbana            745,000           342,000        429,000            10,000

Total          $27,452,000       $23,405,000    $19,794,000       $14,979,000

Other Income

In 2000, Centurion's other income was $562,000 consisting primarily of interest earned on short term bank investments. This compared with $121,000 for 1999 that also consisted of interest earned on short term bank investments. The increase is due to increased capital available for investment in 2000 versus the same period in 1999.

Royalties

The royalty expense per barrel payable by Centurion to the Tunisian government for the year ended December 31, 2000 was $3.44 per barrel (aggregate of $2,664,000 for the year), an increase from the $2.15 per barrel paid for 1999 ($1,851,000 of aggregate royalties paid in the year). The increase is entirely due to higher oil prices received in 2000 as compared to 1999.

Operating Expenses

For the year ended December 31, 2000 operating expenses were $4,047,000, or $5.23 per barrel, compared to $4,815,000 or $5.28 per barrel operating expenses for 1999. There was no significant change in the per barrel operating costs from 1999.

Netback

For the year ended December 31, 2000 Centurion's netback on production increased to $23,405,000 ($30.29 per barrel) compared to $14,979,000 ($17.69 per barrel) for the corresponding period in 1999. The increased netback was positively affected by increased revenues and decreased operating expenses, offset by increased royalties (for details of the effects of each of revenues, royalties and operating expenses, please see the discussion under those headings).

General and Administrative Expenses

During 2000 administrative expenses were $1.7 million (excluding $1.1 million which were capitalized) compared to $1.4 million (excluding $0.9 million which were capitalized) in the corresponding period in 1999. The increase in expenses for 2000 is related to costs of personnel and travel for reviewing new prospects that did not result in a new capital asset; therefore, these costs are expensed rather than capitalized.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization ("DD & A") totaled $5.1 million ($6.64 per barrel) for the year ended December 31, 2000, compared to $3.8 million ($4.64 per barrel) for the corresponding period in 1999. The increase in the rate per barrel in 2000 is attributable to higher estimates of future development costs for proved reserves additions made in the year.

No further provision for site restoration was made in 2000 since management's estimate of future site restoration cost is lower then the provision built up from prior periods.

Income Taxes

The current income tax provision for 2000 was $3.0 million and the future income tax provision was $3.8 million. This compares to a current income tax provision of $0.2 million and a future income tax provision of $3.5 million for 1999. The increase in taxes is directly related to the increase in netback from our Tunisian operations in 2000.

Cash Flow and Net Earnings

Cash flow from operations for the year ended December 31, 2000 was $19.1 million ($0.31 per share basic and $0.29 per share diluted) and $12.8 million ($0.25 per share basic and $0.21 per share diluted) for the corresponding period in 1999. Earnings were $10.2 million ($0.17 per share basic and $0.16 per share diluted) for 2000 compared to $4.5 million (0.09 per share basic and $0.08 per share diluted) for 1999. The increase in both cash flow and earnings for 2000 can be directly related to an increase in revenues for Centurion.

Accounts Receivable and Accounts Payable

There has been an increase in accounts receivable and a decrease in accounts payable as at December 31, 2000, compared to 1999. This change relates to improved financial conditions for Centurion resulting from increased netbacks. The majority of Centurion's accounts receivable and payable related to operating activities and amounts due from partners.

Capital Assets

The increase in capital assets from December 31, 1999 to 2000, is comprised of costs relating to drilling Al Manzah #2, pre-drill costs of Al Manzah #3, Ezzaouia work over costs, costs relating to the SEEB power project, Mellita data review and other general geological and geophysical programs.

Foreign Currency Translation Adjustment

The foreign currency translation adjustment is a new balance sheet item in 2000. The translation adjustment arises due to the fact that effective January 1, 2000, the Centurion's Tunisian operations became self- sufficient and were no longer dependant upon head office support for operations and financing. Consequently, the foreign operations were accounted for prospectively using the self-sustaining method as opposed to the temporal method used previously. For a detailed discussion on the effect of the current rate method, see note 1(b) to Centurion's financial statements.

Comparison of the Twelve Month Periods ended December 31, 1999 and 1998

Revenue

For the year ended December 31, 1999, oil and gas sales net of royalties totaled $19,794,000 compared with $13,286,000 in 1998. The increase in revenues from December 31, 1998 to 1999 was affected positively by an increase in world oil prices, and negatively by decreased oil production and increased royalties. For years ended December 31, 1999 and 1998, the average price realized per barrel from Tunisian production was $25.12 and $15.09 respectively. Oil production for 1999 declined to 830,000 barrels from 966,000 barrels for the same period in 1998. The decline in production is attributable to natural production declines during the year amounting to 53,000 barrels at Ezzaouia, 195,000 barrels at El Biban. This decline was offset by new Al Manzah #1 production received in 1999 amounting to 114,000 barrels. The remaining difference in annual production relates to the Robanna field and the decrease is insignificant. This decline in production had a negative effect on 1999 revenues of $1,343,000. Additionally, royalties paid on production 1999 increased by $794,000 in 1998. This increase was related to the new Al Manzah production, which incurred the maximum royalty rate in Tunisia (15%).

The following table sets out the contributions to revenues and netback of the various properties of Centurion for the periods indicated.

In $CAD          Year ended December 31, 2000      Year ended December 31, 1999
---------------  ----------------------------      ----------------------------
                 Revenue            Netback        Revenue           Netback
                 -------            -------        -------           -------

Al Manzah     $ 2,447,000       $ 1,877,000       $   Nil          $    Nil
El Biban       10,497,000         8,284,000         8,560,000        5,906,000
Ezzaouia        6,421,000         4,808,000         4,519,000        2,837,000
Robbana           429,000            10,000           207,000         (129,000)

Total         $19,794,000       $14,979,000       $13,286,000      $ 8,614,000

Other Income

In 1999, Centurion’s other income was $121,000 consisting of interest earned on short term bank investments. This compared with $170,000 for 1998 that also consisted of interest earned on short term bank investments.

Royalties

The royalty expense per barrel payable by Centurion to the Tunisian government for 1999 $2.15 per barrel (aggregate of $1,851,000 for the year), an increase from the $1.11 per barrel paid for 1998. ($1,057,000 of aggregate royalties paid in 1998). This increase was related to the new Al Manzah production in 1999, which incurred the maximum royalty rate in Tunisia (15%).

Operating Expenses

For the year ended December 31, 1999 operating expenses were $4,815,000, or $5.28 per barrel, compared to $4,672,000 or $4.91 per barrel operating expenses for 1998. The increase in total operating costs relates mainly to increased operating costs at Al Manzah and decreased operating costs at El Biban. The increase in operating costs per barrel is due to the above factor as well as decreased production volumes in 1999 which consequently increase the per barrel operating costs.

Netback

In 1999 Centurion’s netback on production increased to $14,979,000 ($17.69 per barrel) compared to $8,614,000 ($9.07 per barrel) for 1998. The increase in netback is attributable to the causes identified in the revenue, royalties and operating costs discussed above.

General and Administrative Expenses

For the year ended December 31, 1999, administrative expenses were $1.4 million (excluding $0.9 million which were capitalized) compared to $1.3 million (excluding $0.6 million which were capitalized) in 1998.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization (“DD & A”) totaled $3.8 million ($4.64 per barrel) for 1999, compared to $3.1 million ($3.20 per barrel) in 1998. The increase in depletion expense is due to increased capital spending by Centurion and consequently an increased cost base to deplete. For details on the capital expenditures, refer to the heading title “Capital Assets” below.

Income Taxes

The current income tax provision for 1999 was $0.2 million and the future income tax provision was $3.4 million. This compares to a current income tax provision of $0.2 million and a future income tax provision of $1.7 million for 1998. The increase in future tax provision is a direct result of increased netbacks from Centurion’s Tunisian operations.

Cash Flow and Net Earnings

Cash flow from operations for 1999 was $12.8 million ($0.25 per share basic and $0.21 per share fully diluted) and $6.9 million ($0.16 per share basic and $0.13 per share fully diluted) for 1998. Earnings were $4.5 million ($0.09 per share basic and $0.08 fully diluted) for 1999 compared to $1.5 million ($0.03 per share basic and fully diluted) in 1998.

Accounts Receivable

Accounts Receivable was $7,312,000 as at December 31, 1999, compared to $4,551,000 as at December 31, 1999. A large portion of the receivable balance relates to crude oil sales from the El Bibane facility, amounting to $3,128,000.

Capital Assets

The increase in capital assets from December 31, 1998 ($43,536,000) to 1999 ($51,366,000) consisted of Al Manzah seismic and well testing of $2.2 million, Belli 1-A re-entry dryhole amounting to 1.3 million, Ezzaouia tank repair and well work-overs costing $2.8 million, the Marathon Egyptian purchase costing $2.3 million and other projects totaling $3.0 million. This activity was funded from cash flow and a private placement raising $5.0 million in May 1999.

Convertible Notes

At December 31, 1999, Centurion had convertible notes amounting to $4,047,000 classified as a current liability as these notes were due to expire on March 26, 2000. In 1998 the convertible notes outstanding amounted to $9,071,000 and were classified as a long term liability. The decrease in convertible notes in 1999 was caused by conversion of $5.5 million of the notes into 7,307,692 common shares in October 1999. For further details on the convertible notes and the equity portion thereon; refer to note 6 to the audited financial statements.

Capital Stock

Capital stock increased to $58,854,000 in 1999 from $48,050,000 in 1998. The increase is mainly related to the conversion of the $5.5 million in convertible notes discussed above and a further $5 million raised in a private placement in May 1999. For further details on the private placement, refer to the section titles “Private Placement” under item 7 B “Related Party Transactions” in the Form 20F.

B.     Liquidity and Capital Resources

At March 3, 2001 Centurion had working capital of $7.2 million, compared to working capital of $12.4 million at December 31, 2000. Centurion believes that its current working capital is sufficient to meet its current requirements and scheduled commitments.

Total assets decreased to $98.1 million at March 31, 2001 from $101.2 million at December 31, 2000 and $90.9 million at December 31, 1999.

Capital Expenditures and Liquidity and Capital Resources

The following is a summary of the capital expenditures of Centurion for the fiscal years indicated.

2000 Capital Expenditures

              Tunisia                                 $ 7,608,000
              Egypt                                     3,039,000
                                                      -----------
              Total - 2000                            $10,647,000

1999 Capital Expenditures

              Tunisia                                $  8,300,000
              Egypt                                     3,090,000
                                                      -----------
              Total - 1999                            $11,390,000

1998 Capital Expenditures

              Canada                                $     100,000
              Tunisia                                  12,435,000
              Egypt                                     5,450,000
                                                      -----------
              Total - 1998                            $17,985,000

Capital expenditures in 2000 amounted to $10.6 million and consisted of Al Manzah #2 drilling and completion costs in the amount of $3.4 million, Al Manzah #3 pre-drill costs of $1.3 million, Ezzaouia work over costs of $0.5 million, costs related to the SEEB electrical power generation project of $1.0 million, and other projects amounting to $2.6 million. These activities were funded from cash flow from operations. Cash on hand at year end 2000 was $11.5 million.

Capital expenditures in 1999 amounted to $11.4 million and consisted of the Al Manzah seismic and well testing in the amount of $2.2 million; the Belli 1A re-entry dryhole amounting to $1.3 million, the Ezzaouia tank repair and well work-overs costing $2.8 million, the Marathon Egyptian purchase costing $2.3 million and other projects totaling $3.0 million. This activity was funded from cash flow and a private placement raising $5.0 million in May, 1999. At year end, Centurion’s only debt was convertible notes in the amount of $4.0 million (see “Corporate Events”). Cash on hand at year end 1999 was $5.0 million.

Capital expenditures in 1998 amounted to $18.0 million. This activity was funded from cash flow and the issue of the $9.2 million convertible notes in March, 1998. At year end, Centurion’s only long term debt was the convertible notes. It is corporate policy to use debt in a responsible manner for development projects. Cash on hand at year end 1998 was $1.7 million.

Corporate Events

In March 1998, Centurion completed a private placement of US$6.5 million of 8% convertible notes (the “Notes”). The maturity date for the Notes was March 2000. During October 1999, US$3.8 million of the Notes were converted to 7,307,692 common shares at a conversion price of US$0.52 per common share. An additional 778,681 common shares were issued for interest due on the Notes and as an inducement for early conversion of the Notes. In March 2000, US$1.6 million of the Notes were redeemed for their face value in cash. The maturity date for the balance of US$1.1 million of the Notes, held by insiders of Centurion was extended to September 30, 2000 with no change in terms. On September 30, 2000 the remaining US$1.1 million of the Notes were converted into 2,115,385 common shares of Centurion at a price of US$0.52 per common share.

In December 2000, Centurion closed a private placement for the issuance of 3,409,091 units at $0.88 per unit for gross proceeds of $3 million dollars. Each unit consisted of one common share and one half warrant. Each warrant entitles the holder to purchase one additional common share at $1.20 until December 22, 2003.

Under the terms of Centurion’s Normal Course Issuer Bid with the Toronto Stock Exchange, Centurion repurchased 2,120,500 common shares in 2000 at an average repurchase price of $0.79 per share. An additional 2,410,000 common shares were repurchased for the three months ended March 31, 2001 at an average price of $0.77 per share.

Outlook

Centurion is embarking on a new era of growth with operations in Tunisia and Egypt. Centurion’s main activity in Tunisia during 2001 will be the continued development of the Al Manzah Field and further exploration of the Grombalia Concession. Centurion is also working on finalizing the design specifications and securing the requisite government approvals, project financing and fuel agreements for the Tunisian power generation facility.

In Egypt, Centurion will continue to concentrate on bringing the El Wastani gas field into production. Centurion plans on drilling and completing up to seven additional wells in the field over the next 18 months. The full cost of the program is estimated to be US$50 million. These expenditures are expected to be funded by a combination of bank debt for the pipelines, leasing arrangements for the compression and other surface facilities and by scheduling payments with suppliers of drilling services over an extended period of time. On this basis, the program is expected to be capable of being serviced from cash flow from existing corporate production. First production from the El Wastani Field is expected by the end of the third quarter 2001.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth the names of each director and executive officer of Centurion, their business experience and function with Centurion, the date they commenced service with Centurion and their share ownership:

Full Name and                         Business Experience and Function                 Served            Share
Residence                                                                                Since       Ownership(1)
-----------------------  ------------------------------------------------------------  -----------  ----------------
Said Arrata              Director,   President  and  Chief   Executive   Officer  of   June 1997    1,494,000
Calgary, Alberta         Centurion  since June 1997;  prior  thereto,  President  of
                         Quantel Engineering Ltd.
Barry W. Swan            Director,  Vice  President,  Finance  and  Chief  Financial   February      289,000
Calgary, Alberta         Officer  of  Centurion  since  May  1997;   prior  thereto,   1995(2)
                         Executive  Vice  President and Chief  Financial  Officer of
                         Canadian  Leader  from  February  1995 to May  1997;  prior thereto  President of Boss Energy Ltd. from January 1995 to
                         February 1995;  Vice President of Boss Energy Ltd. from May
                         1992.
A.P. ("Hany")            President  of  Centurion   Petroleum   Corp.   and  General   April 1998   57,000
Elsharkawi               Manager,  Egypt  since  January  1,  2000;  prior  thereto,
Cairo, Egypt             Senior  Vice-President  Exploration since April 1998; prior thereto, an independent petroleum consultant.
Keith Howells            President of Ecumed Petroleum and General Manager, Tunisia.   April 2000   Nil
Tunis, Tunisia

Michael Miller           Director  of  Centurion  since  May 1997.  Chairman  of the   May          1,365,000
Calgary, Alberta         Board of Safety Boss International Ltd. since 1991.           1997(2)
Leroy Wolbaum            Director   of   Centurion   since   May   1997.   Petroleum   May          Nil
Nelson, B.C.             technologist  and independent  petroleum  consultant  since   1997(3)
                         1971.   Partner   in   Contact   Chemicals.   Currently   a
                         director of Anglo-Swiss Industries Inc. (ASW:MSE).
Derrick R. Armstrong     Director of Centurion since June 1998.  Lawyer;  Partner of   June 1998    81,000
Calgary, Alberta         Ogilvie and Company,  Barristers and  Solicitors  from 1991 to December 31, 1998.  Partner of Armstrong  Perkins Hudson
                         LLP since January 1, 1999.
Badr M. Al-Aiban         Director of  Centurion  since May 2001;  Chairman and Chief   May 2001     16,200,408(4)
Jeddah, Saudi Arabia     Executive   Officer  of  the  Delta   Group  of   Companies
                         including  Delta Oil  Company  and  Delta Oil U.K.  Limited from 1980 to present.
Gary V. Awad             A director of the  Corporation  since May 2001.  Advisor to   May          Nil
La Canada, California    Delta Oil  Company and  founder  and  Managing  Director of   2001
                         ThreeG   Capital  LLC,  a  privately   held   international
                         consulting,   equity  and  venture  capital  company.  Vice
                         President of Global  Development for Fluor  Corporation,  a
                         global  knowledge-based  services company, from mid 1999 to fall  2000 . Prior  thereto,  Executive  Vice-President  of
                         Unocal    International    Energy   Ventures,    Ltd.,   an
                         international   new  ventures  company  and  subsidiary  of
                         Unocal Corp.
Philip Beck              Vice-President,  Engineering  since  October,  2000.  Prior   August       Nil
United Kingdom           thereto,   Chief  Operating  Officer  of  Delta  a  company   1999
                         involved  in the  upstream  oil  and  gas  business.  Was a director of Centurion from August, 1999 to May, 2001.
Mike Zayat               Vice-President,  Business  Development  since March,  2000.   March 2000   Nil
Calgary, Alberta         Prior thereto,     exploration    venture    manager    for
                         Exxon/Mobile based in Dallas and Qatar.
Edward W. Tapuska        Secretary  of  Centurion   since  January   1996.   Lawyer;   January      6,000
Calgary, Alberta         Partner of Ogilvie and Company,  Barristers  and Solicitors   1996(2)
                         from  January  1, 1998 to  December  31,  1998.  Partner of
                         Armstrong Perkins Hudson LLP since January 1, 1999.

Notes:

(1)	Information regarding share ownership is based on information provided to Centurion by the respective directors and officers.
(2)	Prior to the Amalgamation, the named director was a director of Leader.
(3)	Prior to the Amalgamation, the named director/officer was a director/officer of Eagle.
(4)	Shares are held by Delta Oil UK Limited, a company controlled by Badr M. Al-Aiban.

To the knowledge of Centurion, there are no arrangements or understandings between any director or executive officer of Centurion and any other person pursuant to which such director or executive officer was selected and there is no family relationship between any director or executive officer of Centurion and any other such director or executive officer.

B.     Compensation

Compensation of Directors

Directors, excluding directors who are also executive officers, are paid a fee of $750 per meeting of the Board of Directors or committee thereof attended by such director. No other compensation was paid to any director who was not an officer of Centurion for the year ended December 31, 2000.

Compensation of Executive Officers

During the fiscal year ended December 31, 2000, the Corporation had two Executive Officers, both of whom continue to hold such positions with the Corporation. “Executive Officer” means the chairman and any vice-chairman of the Board of Directors, president or any vice-president and any officer of the Corporation or its subsidiary who performs a policy making function in respect of the Corporation. The Executive Officers are Messrs. Said S. Arrata, President and Chief Executive Officer and Barry W. Swan, Vice President, Finance and Chief Financial Officer. The aggregate cash compensation (including salaries, director’s fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned,) paid to the Executive Officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal period ended December 31, 2000 totalled $430,000.

The following table sets out the compensation paid to Centurion Named Executive Officers for the periods indicated.

                                            SUMMARY COMPENSATION TABLE

                                                     Annual Compensation                                    Long Term Compensation
                                                                                                       Securities          All other
                                                                                                         under            compensation
                                                                                  Other annual          options            (including
                               Fiscal                                             compensation         (including          insurance
                               Period                                              (including           warrants          premiums and
   Name and Principal          Ending            Total                            interest and        and rights)          surrender
        Position               (D/M/Y)           Salary            Bonus           dividends)           granted             values)
Said S. Arrata                31/12/00         250,000(1)           Nil                Nil             600,000(6)            Nil(2)
President and Chief           31/12/99         250,000(1)           Nil                Nil                Nil                Nil(2)
Executive Officer             31/12/98         250,000(1)           Nil                Nil             50,000(3)             Nil(2)
                                                                                                       750,000(4)
Barry W. Swan                 31/12/00         180,000(5)           Nil                Nil             350,000(7)            Nil(2)
Vice President,               31/12/99         180,000(5)           Nil                Nil               Nil(2)              Nil(2)
Finance and Chief             31/12/98         180,000(5)           Nil                Nil             50,000(3)             Nil(2)
Financial Officer                                                                                      750,000(4)

Notes:

(1)	The amounts shown were paid to Sane Holdings Ltd., a private company wholly-owned by Said S. Arrata, the President and Chief Executive Officer of Centurion pursuant to a management services contract dated June 1, 1997, which was renewed on June 1, 2000. See “Related Party Transactions – Employment and Management Contracts”.
(2)	The value of perquisites and other personal benefits, securities and property paid to the Named Executive Officers did not exceed the lesser of $50,000 or 10% of each total annual salary and bonus.
(3)	Represents stock options exercisable into 50,000 common shares at $0.40 per common share until October 26, 2003. See “Share Ownership by Directors and Executive Officers – Options to Purchase Securities from Registrant or Subsidiaries”.
(4)	Represents stock options exercisable into 750,000 common shares at $1.08 per common share until June 24, 2002. See “Share Ownership by Directors and Executive Officers – Options to Purchase Securities from Registrant or Subsidiaries”.
(5)	The amounts shown were paid to Enhanced Management Services Ltd. (“Enhanced”), a private company wholly owned by Barry W. Swan, the Vice President, Finance and Chief Financial Officer of Centurion, pursuant to a management contract dated effective June 1, 1997, which was renewed on June 1, 2000. See “Related Party Transactions – Employment and Management Contracts”.
(6)	Represents stock options exercisable into 50,000 common shares at $0.57 per common share until October 15, 2004, 500,000 common shares at $0.58 per common share until March 31, 2005 and 50,000 common shares at $0.84 pr common share until November 29, 2005. See “Share Ownership by Directors and Executive Officers – Options to Purchase Securities from Registrant or Subsidiaries”.
(7)	Represents stock options exercisable into 50,000 common shares at $0.57 per common share until October 15, 2004, 250,000 common shares at $0.58 per common share until March 31, 2005 and 50,000 common shares at $0.84 per common share until November 29, 2005. See Share Ownership by Directors and Executive Officers – Options to Purchase Securities from Registrant or Subsidiaries”.

C.     Board Practices

Directors are elected annually at Centurion annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. Vacancies created by departing directors may be filled by the Board of Directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Centurion currently consists of Derrick R. Armstrong, Michael Miller and Leroy Wolbaum. As at December 2000, the Audit Committee consisted of Derrick R. Armstrong, Michael Miller and Sohail Khan. The general function of the audit committee is to review the overall audit plan and Centurion system of internal controls, to review the results of the external audit, and to resolve any potential disputes with Centurion auditors.

Compensation Committee

The Compensation Committee of Centurion currently consists of Michael Miller and Leroy Wolbaum both of whom are neither officers or employees of Centurion. There has been no changes to the membership of this committee since the most recently completed year end. The mandate of the Compensation Committee is to review and make recommendations to the Board of Directors in respect of the level of remuneration and other compensation to be paid to the executive officers of Centurion.

Policies of the Compensation Committee

Under the direction of the Compensation Committee, Centurion is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of Centurion. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of Centurion executive compensation program are salary and long-term incentives, through the granting of stock options.

Base Salaries

In connection with determining base salaries, Centurion maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of Centurion lean organizational structure and growth in the international arena, the Compensation Committee’s goal is to provide base salaries for its top performing employees, that are competitive with Centurion peers and which also recognizes the differentials from such peers. The base salary/fee paid to each executive officer is determined based upon the executive officer’s role, responsibilities and performance, the importance of such officer to Centurion and its overall business goals, the financial position of Centurion and the level of compensation paid by the industry.

Stock and Long-Term Incentives

The Board believes that every employee should have a stake in the future of Centurion and that their interest should be aligned with the interest of Centurion stockholders. To this end, the Compensation Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in Centurion Share Option Plan. Under the Plan, officers and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by Centurion and approved by the Board to create a long term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for senior management.

Stock options are to be granted using similar criteria and are intended to be the main incentive of the executive officers in encouraging growth of Centurion and its share value. As Centurion matures, it is expected that considerable emphasis will be placed on actual performance achievements as measured against pre-established corporate and business unit goals, as well as individual executive officer performance of management objectives. See “Share Ownership by Directors and Executive Officers - Options to Purchase Securities form Registrant or Subsidiaries”.

D.     Employees

The following table sets out the number of employees of Centurion and its operating subsidiaries at the end of the most recently completed financial year including their main category of employment and geographic location. Excludes executive officers who are employees. Includes consultants on long term contracts.

                                                                     2000
                              ----------------------------------------------------------------------------------
                                       Canada                       Tunisia                      Egypt
                              -------------------------     -----------------------     ------------------------
Operations(1)                             7                           12                           5
Accounting                                2                            7                           2

Administration                            4                           11                           3
                              -------------------------     -----------------------     ------------------------
Total                                    13                           30                           10

Note:

(1)	Includes personnel involved in exploration and development operations of Centurion.

E.     Share Ownership by Directors and Executive Officers

Share Ownership

See "Item A - Directors and Senior Management" above for disclosure regarding share ownership of Centurion directors and executive officers.

Options to Purchase Securities from Registrant or Subsidiaries

Centurion currently has in effect, an Incentive Share Option Plan (the "Plan") for directors, officers, employees and consultants of Centurion and its subsidiaries. The Plan provides that the aggregate number of common shares which may be reserved for issuance under the Plan shall not exceed 8,000,000 common shares and that the aggregate number of common shares which may be reserved for issuance to any one individual shall not exceed 5% of the outstanding issue, subject to adjustment for subdivisions, consolidations or reclassification of the common shares, arrangements or mergers, the payment of stock dividends or other relevant changes in the capital of Centurion.

The Plan provides that the Board of Directors shall administer the Plan unless a special committee of directors is appointed. No such committee has been appointed to date.

The exercise price of the common shares covered by the issued stock options is determined by the Board of Directors but cannot be less than the greater of the "market price" as defined by the Plan, at the time of grant and the price permitted by the TSE.

The exercise period of options shall be a period of time fixed by the Board of Directors, not to exceed the maximum five-year period permitted by the TSE. If a holder shall cease to be a director, officer, employee or consultant for any reason other than death, the options granted to such holder will expire if not exercised not later than 90 days following such cessation unless the options are granted to a consultant in connection with specific services provided or to be provided by that consultant, in which case the options may be exercised only after the date of completion of such services and prior to 30 days following the date of completion. In the event of the death of a holder, the options are exercisable for a period of twelve months following the date of death by the person or persons to whom the holder's rights under the options pass by will or laws of descent and distribution.

The following stock options are outstanding to officers, directors, employees and consultants of Centurion as of March 31, 2001.

Group (number of persons in group)	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price Per Common Share
Executive Officers(1)(2)	1,500,000 100,000 100,000 750,000 100,000	June 25, 1997 October 26, 1998 January 10, 2000 April 3, 2000 November 22, 2000	June 24, 2002 October 26, 2003 October 15, 2004 March 31, 2005 November 29, 2005	$1.08 $0.40 $0.57 $0.58 $0.84
Employees and Consultants(2)(32)	100,000 145,000 75,000 50,000 100,000 50,000 50,000 50,000 75,000 20,000 133,333 25,000 125,000 50,000	June 25, 1997 June 25, 1997 January 1, 1998 January 1, 1998 June 1, 1998 June 1, 1998 October 26, 1998 April 15, 1999 April 15, 1999 January 10, 2000 May 17, 2000 August 29, 2000 November 22, 2000 April 10, 2001	June 24, 2002
June 24, 2002
December 24, 2002
December 24, 2002
June 1, 2003
June 1, 2003
October 26, 2003
April 15, 2004
April 15, 2004
October 15, 2004
May 17, 2005
August 29, 2005
November 29, 2005
			April 10, 2006	$1.08 $0.40(3) $0.40(4) $0.70 $0.76 $0.40(5) $0.40 $0.40 $0.46(6) $0.57 $0.53 $0.67 $0.84 $0.65
Directors(7)(5)	200,000 200,000 350,000 325,000	June 25, 1997 October 26, 1998 January 10, 2000 November 22, 2000	June 24, 2002 October 26, 2003 October 15, 2004 November 29, 2005	$1.08 $0.40 $0.57 $0.84
Total	4,673,333

Notes:

(1)	Including Executive Officers who are directors.
(2)	Includes employees, non-executive officers and consultants of the Corporation and its subsidiaries.
(3)	These options originally had an exercise price of $1.08 per common share but were repriced on December 9, 1998.
(4)	These options originally had an exercise price of $0.70 per common share but were repriced on December 9, 1998.
(5)	These options originally had an exercise price of $0.76 per common share but were repriced on December 9, 1998.
(6)	These options were originally granted to Hani Elsharkawi when he was an Executive Officer of the Corporation. Subsequent to this grant, he ceased to be an Executive Officer and is currently the President of a subsidiary of the Corporation. See "Employment and Management Contracts".
(7)	Includes only directors who are not also Executive Officers.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Centurion has authorized capital consisting of an unlimited number of common shares, without nominal or par value. As at May 31, 2001, there was a total of 62,267,487 common shares of Centurion issued and outstanding.

To the knowledge of the directors and senior officers of Centurion there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Centurion except as set forth below:

Name	Designation of Class	Type of Ownership	Number of Securities Owned	Percentage of Class

Delta Oil (UK) Limited	Common Shares	Registered	16,200,408(1)	25.8% (3)

Notes:

(1)	Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(2)	Based on 62,267,487 million issued and outstanding common shares.

The major shareholders of Centurion do not have different voting rights than other shareholders.

As of June 1, 2001, 2,517,752 common shares, representing four (4%) percent of Centurion's 62,267,487 outstanding common shares were owned by 20 holders having an address of record within the United States of America.

B.     Related Party Transactions

Centurion is not aware of any other material transaction in the last three years involving any director, executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing, other than as set forth herein or as previously disclosed and as follows:

Employment and Management Contracts

(a)	On June 1, 2000, Centurion entered into a consulting contract with Enhanced Management Services Ltd. (“Enhanced”), a corporation controlled by Barry W. Swan, the Vice President Finance and Chief Financial Officer of Centurion. The Enhanced Agreement provides for a minimum monthly fee of $15,000 and reimbursement of expenses. Options to acquire 250,000 common shares at an exercise price of $0.58 per common share were issued. The Enhanced Agreement has no fixed term and is subject to termination by Centurion upon payment of one years’ annual fees.
(b)	In June 2000 Centurion entered into a consulting contract with Sane Holdings Ltd. (“Sane”), a corporation controlled by Said Arrata, the President and Chief Executive Officer of Centurion, for the provision of general management services (the “Sane Agreement”). The Sane Agreement provided for a minimum monthly fee remained at $20,833 per month. Options to acquire 500,000 common shares were issued. The Sane Agreement has no fixed term and is subject to termination by Centurion upon payment of 18 months fees.

Private Placement

In May 1999, Centurion completed a private placement of 8,771,930 common shares at an issue price of $0.57 per share for gross proceeds of $5,000,000. Delta Oil (UK) Limited (“Delta”) subscribed for 8,114,035 common shares. Upon completion of the private placement, Philip Beck and Sohail Khan were appointed to the Board of Directors. In May, 2001, both Phillip Beck and Sohail Khan resigned from the board. Sohail Khan is Vice President of Finance for Delta International, which business includes Delta. Philip Beck was the Chief Operating Officer of Delta until becoming Vice-President, Operations for Centurion in October, 2000. In May, 2001, Badr M. Al-Aiban joined the board of directors of Centurion. Badr M. Al-Aiban is the Chairman and Chief Executive Officer of Delta. Gary V. Awad, an advisor to Delta, also joined the board of directors of Centurion in May, 2001.

Convertible Notes

(a)	In March 1998, Centurion completed a private placement of US$6,500,000 of 8% convertible notes (the “Notes”). At the time of issuance, the Notes had a term of two years expiring March 26, 2000, bore interest on the principal amount of the Notes at the rate of 8% per annum and were convertible at the option of the holder into common shares of Centurion at a conversion price of US$0.47 until March 26, 1999 and US$0.52 until March 26, 2000. Sane Holdings Ltd., a corporation wholly owned by Said Arrata, the President and Chief Executive Officer of Centurion, subscribed for US$300,000 of Notes. Safety Boss International Ltd., a company controlled by Michael Miller, a director of Centurion subscribed for US$100,000 of Notes. On July 28, 1998, Peter Braaten, a former director of Centurion, acquired Notes in the amount of US$700,000.

(b)	In September 1999, Delta acquired US$3,800,000 of the Notes. In conjunction with this purchase, Delta agreed to convert the Notes into 7,307,692 common shares of Centurion at the then effective conversion price of US$0.52 ($0.75) per common share. In consideration of Delta’s early conversion of the Notes, Centurion agreed to pay unpaid interest from April 1, 1999 and interest to the term date of the Notes, and issued to Delta 389, 340 common shares. Such interest was paid through the issuance of 778,681 common shares of Centurion at its then market price of $0.58 per common share. Following the conversion of the Notes (and after giving effect to the common shares of Centurion acquired by Delta pursuant to the private placement described above), Delta held 16,200,408 common shares representing approximately 26.5% of Centurion’s issued and outstanding common shares.

(c)	In March 2000, Centurion repaid in cash a total of US$1,600,000 of the outstanding US$2,700,000 Notes. The remaining US$1,100,000 Notes were held by insiders of Centurion. Pursuant to an agreement reached between Centurion and the insiders, the term of the outstanding Notes was extended to September 30, 2000 at which time the balance of the principal and accrued interest over the extension period was due. The conversion price of US$0.52 and the interest rate of 8% per annum remain unchanged for the extended term of the Notes. On September 30, 2000, the outstanding US$1.1 million Notes were converted into 2,115,385 common shares of Centurion. As a result of such conversion, Sane Holdings Ltd., a company wholly owned by Said Arrata, President and CEO of Centurion received 576,923 common shares; Safety Boss International Ltd., a company controlled by Michael Miller, a director of Centurion received 192,308 common shares; and Peter Braaten, a former director of Centurion received 1,346,154 common shares.

C. Interests of Experts and Counsel

        This item is not required.

ITEM 8   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Incorporated hereto are the consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 and the unaudited interim financial statements for the period ended March 31, 2001 and 2000.

As at May 31, 2001, Centurion is not involved in any lawsuits where the claim for damages for any such lawsuit exceeds 5% of the value of Centurion current assets.

No dividends have been paid on any common shares of Centurion.

Centurion intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B. Significant Changes

        No significant changes.

ITEM 9   THE OFFERING AND THE LISTING

A.     Offer and Listing Details

        This item is not applicable.

B.     Plan of Distribution

        This item is not applicable.

C.     Markets

The common shares of Centurion trade on the TSE under the trading symbol “CUX”. The common shares of Centurion do not currently trade in the United States. The following table sets forth the high and low closing sale prices of Centurion’s common shares as reported by the TSE for the periods indicated.

                                                 TSE
                           ------------------------------------------------
                                             (Canadian $)
                               High              Low              Close
                           -------------    --------------    -------------

2001
May                            0.78              0.65             0.71
April                          0.76              0.58             0.71
March                          0.73              0.58             0.64
February                       0.78              0.70             0.73
January                        0.85              0.70             0.75

2000
December                       0.88              0.76             0.85
November                       0.98              0.82             0.85
October                        0.94              0.84             0.84
September                      1.05              0.67             0.91
August                         0.69              0.62             0.67
July                           0.70              0.58             0.60
June                           0.73              0.56             0.73
May                            0.59              0.48             0.55
April                          0.59              0.45             0.50
First Quarter                  0.64              0.39             0.58

1999
Fourth Quarter                 0.60              0.37             0.43
Third Quarter                  0.75              0.53             0.59
Second Quarter                 0.63              0.43             0.55
First Quarter                  0.62              0.36             0.56

1998
Fourth Quarter                 0.64              0.25             0.30
Third Quarter                  0.72              0.29             0.31
Second Quarter                 0.95              0.60             0.67
First Quarter                  0.93              0.50             0.75

Centurion is authorized to issue an unlimited number of common shares without par value, of which as at May 31, 2001, 62,267,487 shares were issued and outstanding.

Each of Centurion’s common shares carries one vote at all meetings of shareholders, participates rateably in any dividend declared by the Board of Directors on Centurion’s common shares and, subject to the rights of holder of any shares ranking prior to Centurion’s common shares, carries the right to receive a proportionate share of the assets of Centurion available for distribution to a holder of Centurion’s common shares in the event of the liquidation, dissolution or winding-up of Centurion.

D.     Selling Shareholders

        This item is not applicable.

E.     Dilution

        This item is not applicable.

F.     Expenses of the Issue

        This item is not applicable.

ITEM 10        ADDITIONAL INFORMATION

A.     Share Capital

The authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of May 31, 2001, the issued and outstanding share capital consists of 62,267,487 common shares. There are 7,619,667 common shares reserved for issuance pursuant to the exercise of previously issued stock options. As of May 31, 2001, no preferred shares are outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend any meeting of the shareholders of Centurion and are entitled to one vote for each common share held (except at meetings at which only the holders of another class of shares are entitled to vote). The directors may from time to time declare a dividend and Centurion shall pay the dividend out of the money of Centurion properly applicable to the payment of the dividend. Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any Preferred Share of Centurion. The holders of the common shares are entitled to share equally in the distribution of the assets of Centurion in the event of liquidation, dissolution or winding-up of Centurion or upon any distribution of the assets of Centurion among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any preferred shares of Centurion.

Preferred Shares

The preferred shares may be issued from time to time in one or more series. The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends on the method of calculating dividends, the dates of payment therefor, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions shall be determined by the resolution of the directors in their sole discretion, except as required by law. The preferred shares rank prior to the common shares with respect to distribution in the event of liquidation, dissolution or winding-up of Centurion. If any cumulative dividends are not paid in full, all series of preferred shares shall participate rateably. The holders of preferred shares shall not, except as specifically provided in the Business Corporations Act (Alberta) or as resolved by the directors, in their discretion, be entitled to receive notice of or vote at any meeting of shareholders.

Prior Sales

Since the date of the Amalgamation (May 20, 1997) to May 31, 2001, common shares have been issued by Centurion as follows:

                                               PRIOR SALES TABLE (1)

                                     Number        Issue Price                Total
Date                              of Shares          Per Share          Issue Price       Nature of Consideration Received
----------------------    -----------------    ---------------    -----------------    ---------------------------------------
May 20, 1997                     44,226,875          $--               $         --    Issued on Amalgamation
May 1999                          8,771,930                  0.57         5,000,000    Private Placement - Cash
October 1999                      7,307,692                  0.758        5,545,000    Conversion of Convertible Notes
October 1999                        389,341                  0.575          224,000    Interest on Notes to Date of Conversion
October 1999                        389,340                  0.575          224,000    Inducement to Convert Notes
December 1999                       100,000                  0.40            40,000    Cash - Exercise of Options
September 2000                       53,333                  0.57            30,400    Cash - Exercise of Options
September 2000                    2,115,385                  0.771(2)     1,631,000    Conversion of Convertible Notes
December 2000                        15,000                  0.40             6,000    Cash - Exercise of Options
December 2000                        16,667                  0.53             8,800    Cash - Exercise of Options
December 2000                     3,409,091                  0.88         3,000,000    Private Placement - Cash

Notes:

(1)	The authorized share capital of Centurion consists of an unlimited number of common and preferred shares all without nominal or par value. There are no preferred shares issued or outstanding. See “Share Capital” for a general description of the material rights, privileges, restrictions attached thereto. Since December 15, 1999 Centurion has repurchased normal course issuer bid. The acquisition and cancellation of such common shares is not reflected in this table.
(2)	The Notes were converted at US$0.52 per common share. Figure shown is in Canadian dollars utilizing the rate of exchange in effect at the time of conversion.

B.     Memorandum and Articles of Association

Incorporation Details and Objects of Centurion

Centurion was established pursuant to the issuance on May 20, 1997 of a Certificate of Amalgamation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA. The amalgamating companies were Eagle and Leader. Centurion’s Alberta Corporate Registry Access Number is 20738328. The Articles of Amalgamation of Centurion provide that there are no restrictions on the nature of the business to be carried on by Centurion.

Summary of Directors Powers and Authorities

The rights, duties, powers and authorities of the Board of Directors of Centurion are set out in the Articles of Amalgamation (the “Articles”) and by-laws (the “By-Laws”) of Centurion and the statutory provisions of the ABCA. The following is a selected summary of the Articles, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Centurion.

The Articles of Centurion provide for a minimum of one and a maximum of fifteen directors. The ABCA prescribes that a distributing corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least two of whom are not officers or employees of Centurion. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors who held office at the expiration of the last shareholders meeting.

The Chairman of the Board of Directors or any one director may call a meeting upon the provisions of forty-eight hours notice to each director in the manner prescribed in the By-Laws. Any such notice shall include the items of business to be considered at the meeting. A majority of the directors constitute a quorum provided that half of those directors present are Canadian residents. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or has a material interest in the matter to be considered, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a material interest. There is no limitation on the Board of Directors to vote on matters of their remuneration provided such remuneration is disclosed in the financial statements and annual shareholder proxy materials.

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders, (a) borrow money on the credit of Centurion; (b) issue, re-issue, sell or pledge debt obligations of Centurion; (c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of Centurion to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Centurion, owned or subsequently acquired, to secure any obligation of Centurion.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts. There is no requirement for a director to hold shares of Centurion.

Securities of Centurion

For details regarding the rights, preferences and restrictions attaching to each class of shares of Centurion, see “Item 10 — Additional Information — Common Shares” and “— Preferred Shares”.

Rights and Privileges of Shareholders

Only the registered holders of common shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business effect the rights of shareholders other than common shareholders, a special majority of two-thirds of the votes cast by the effected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Policy No. 41, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada). See “Additional Information — Exchange Controls”.

There is no specific provisions in the Articles or By-Laws of Centurion that have the effect of delaying, deferring or preventing a change of control of Centurion. Notwithstanding this, the Board of Directors, under the general powers conferred to it under the By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of Centurion by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. The Board of Directors of Centurion adopted a formal Shareholders Rights Plan (the “Plan”) on May 19, 1999, which Plan was ratified by shareholders on June 29, 1999. The Plan is currently in effect. See “Item 12 - Description of Securities Other Than Equity Securities”.

There are no provisions in the by-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation’s issued and outstanding share capital.

C.     Material Contracts

The following is a summary of the material contracts of Centurion (not made in the ordinary course of business) and which is required to be performed in whole or in part at or after the filing of this Annual Report or which was entered into not more than two years prior the date of filing of this Annual Report.

(a)	Consulting Agreement dated June 1, 2000 between Centurion and Sane Holdings Ltd. (Said Arrata). For a detailed description, see "Item 7-- Major Shareholders and Related Party Transactions-- Related Party Transactions-- Employment and Management Contracts.
(b)	Consulting Agreement dated June 1, 2000 between Centurion and Enhanced Management Services Ltd. (Barry Swan). For a detailed description, see "Item 7-- Major Shareholders and Related Party Transactions-- Related Party Transactions-- Employment and Management Contracts.

D.     Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Centurion pursuant to Article X of the reciprocal tax treaty between Canada and the United States. (See ” E Taxation”).

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Centurion or its subsidiaries.

Management of Centurion believes that the following general summary fairly describes those provisions of the Act pertinent to an investment in Centurion by a person who is not a Canadian resident (a "non- Canadian").

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain threshold) to identify, notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.	Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.	Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;

3.	Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.	Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.	An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The ICA specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.     Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of Centurion’s common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, the current publicly announced administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences and, except for the specific proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, law or treaty.

This summary is general in nature and is not, and should not be construed as, advice to any particular holder as to Canadian tax consequences applicable to the holder. Each holder is advised to obtain tax and legal advice applicable to the holder’s particular circumstance.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States (Canada - United States Income Tax Convention, 1980) reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a US corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

Capital Gains

A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) (“Tax Act”) and no relief is afforded under any applicable tax treaty. The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class of Centurion belonged to the non-resident persons with whom the non-resident did not deal at arm’s length, or to the non-resident and any person with whom the non-resident did not deal at arm’s length.

United States Federal Income Tax Consequences

The following is a general discussion of principal United States federal income tax consequences that may apply to a “US Holder” (as defined below) of common shares. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder (the “Regulations”), published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis. This discussion does not address U.S. alternative minimum tax considerations.

The following discussion is for general information purposes only, and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by Centurion, or is provided by its legal counsel and/or auditors, with respect to the United States federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of common shares.

US Holders

As used herein, a “US Holder” includes a holder of common shares who is a citizen or resident of the United States; a corporation, partnership or in certain cases limited liability company ("LLC") created or organized in or under the laws of the United States or of any political subdivision thereof; certain defined trusts and estates; and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Centurion has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. See “Foreign Tax Credit” below. To the extent that distributions exceed current or accumulated earnings and profits of Centurion, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains may apply to certain US Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Centurion (unless Centurion qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of Centurion. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Centurion may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States federal income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A US Holder will generally recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss generally may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of Centurion. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian and other non-US residents, and (c) the fact that the majority of its assets are actively managed (not passively held), Centurion believes that it is neither a “Foreign Personal Holding Company,” “Foreign Investment Company,” “Passive Foreign Investment Company,” nor a “Controlled Foreign Corporation.” However, there can be no certainty, particularly with respect to the Passive Foreign Investment Company rules, that Centurion is not described in one of these regimes, and U.S. Holders should consult their own tax advisors on the consequences to them of characterization of Centurion under one or more of these regimes.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Centurion's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and 60% (50% in subsequent years) or more of Centurion's gross income for such year was derived from certain passive sources (dividends, interest, royalties, etc.), Centurion would be treated as a “foreign personal holding company” for United States federal income tax purposes. In that event, US Holders that hold common shares would be required to include in gross income for such year their allocable portions of taxable income to the extent Centurion does not actually distribute such income.

Foreign Investment Corporation

If 50% or more of the combined voting power or total value of Centurion outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or entities taxed as such, or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and Centurion is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Centurion might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with US Holders, Centurion could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of Centurion income which is passive, or the percentage of Centurion assets which produce passive income.

The rules governing PFICs can have significant tax effects on US shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which generally includes interest, dividends, rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regard to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of Centurion is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or entities taxed as such and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of Centurion (“United States Shareholders”), Centurion could be treated as a controlled foreign corporation.

This classification would trigger the application of many complex rules, including the required inclusion by such United States Shareholders in income of their pro rata share of “Subpart F income” (as specifically defined by the Code) of Centurion and Centurion earnings invested in US property. In addition, gain from the sale or exchange of common shares by a US person who is or was a United States Shareholder (as defined above) generally is treated as ordinary dividend income. Because of the complexity of these rules a more detailed review of these rules is outside of the scope of this discussion.

F.     Dividends and Paying Agents

This item is not applicable

G.      Statement by Experts

This item is not applicable

H.     Documents on Display

Documents concerning Centurion which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of Centurion as follows:

        Elaine MacDonald
        Corporate Administrator
        Centurion Energy International Inc.
        Suite 800
        205 - 5th Avenue S.W.
        Calgary, AB, Canada
        T2P 2V7

Centurion is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the requirement to file reports reports and other information with the SEC. You may read and copy any of Centurion’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC’s regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Centurion is required to file reports and other information with the securities commissions in several provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Centurion files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system (EDGAR).

As a foreign private issuer, Centurion is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in the Corporation’s proxy circular prepared under Canadian securities rules.

I.     Subsidiary Information

This item is not applicable

ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Centurion does not engage in any hedging or currency trading activities. Centurion business activities are conducted primarily in Canadian and US dollars and its assets and liabilities are recorded in Canadian dollars. Centurion local activities are paid for in Tunisian Dinars and Egyptian Pounds. The US dollar is the functional currency in both Tunisia and Egypt. Centurion is paid in US dollars for the sale of its production except for a 20% portion of the Tunisian oil production which is dedicated to the domestic market. The production sold under the domestic market obligation receives a price equal to 90% of the US dollar price for the Brent based export sales but the proceeds are paid in Tunisian Dinars which are utilized for Dinar expenditures such as local salaries. The Tunisian Dinar has experienced approximately a 25% depreciation during the last year but this has not had a negative effect on Centurion as its revenues are denominated in US funds and Centurion has actually experienced savings on Dinar expenditures. As operations are primarily carried out in US dollars, the main exposure to currency exchange fluctuations is the conversion to equivalent Canadian funds for reporting purposes. Based upon projected 2001 cash flow, and a Canadian dollar exchange rate between US$0.63 and US$0.66, the effect for each $0.01 change in exchange rate is less than $0.01 per share, fully diluted. Consequently, anticipated fluctuations in currency exchange rates in not expected to have a materially adverse effect on Centurion financial condition or results of operations.

ITEM 12        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Rights Plan

On May 19, 1999, the Board of Directors (the “Board”) of the Company adopted the rights plan of the Company (“Rights Plan”), which was implemented pursuant to a shareholders rights plan agreement (the “Rights Plan Agreement”) of the same date between the Company and Montreal Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on June 29, 1999. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company’s and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a Permitted Bid or a Competing Permitted Bid.

PART II

ITEM 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Centurion has no defaults, dividend arrearages or delinquencies.

ITEM 14        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15        DEFAULTS UPON SENIOR SECURITIES

Centurion has not issued and is not in default of any senior securities.

ITEM 16        CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not Applicable.

PART III

ITEM 17        FINANCIAL STATEMENTS

The Financial Statements are appended hereto and incorporated by reference herein.

ITEM 18        FINANCIAL STATEMENTS

Not Applicable

ITEM 19        EXHIBITS

(a)	Financial Statements filed as part of this Annual Report.
(b)	Exhibits filed as part of this Annual Report.
Exhibit No.             Description
--------------------    ---------------------------------------------------------------------------
1.1                     Articles of Amalgamation dated May 14, 1997*
1.2                     By-Law Number One dated March 31, 1997*
2.1                     Shareholders Rights Plan Agreement dated as of May 19, 1999*
4.1                     Indemnity Agreement dated August 15, 1998 between Centurion and Peter Braaten*
4.2                     Indemnity Agreement dated August 15, 1998 between Centurion and Barry Swan*
4.3                     Indemnity Agreement dated August 15, 1998 between Centurion and Sohail Khan*
4.4                     Indemnity Agreement dated August 15, 1998 between Centurion and Leroy Wolbaum*
4.5                     Indemnity Agreement dated August 15, 1998 between Centurion and Derrick R. Armstrong*
4.6                     Indemnity Agreement dated August 15, 1998 between Centurion and Michael Miller*
4.7                     Indemnity Agreement dated August 15, 1998 between Centurion and Said Arrata*
4.8                     Indemnity Agreement dated August 15, 1998 between Centurion and Philip Beck*
4.9                     Consulting Agreement dated June 1, 2000 between Sane Holdings
                        Ltd. (Said Arrata) and Centurion*
4.10                    Contract for Foreign Assignment dated December 20, 1999
                        between Centurion and Dr. A.P. ("Hani") Elsharkawi*
4.11                    Consulting Agreement dated June 1, 2000 between Enhanced
                        Management Services Ltd. (Barry Swan) and Centurion*
4.12                    Convertible Note dated March 26, 1998 (due March 26, 2000) for
                        US $300,000 issued by Centurion to Sane Holdings Ltd. (Said
                        Arrata)*
4.13                    Convertible Note dated March 26, 1998 (due March 26, 2000) for
                        US $100,000 issued by Centurion to Safety Boss International
                        Ltd. (Michael Miller)*
6.1                     Earnings per Share Calculation
8.1                     List of Material Subsidiaries*
*	Incorporated by Reference to Centurion's Registration Statement on Form 20-F, Commission File No. 0-32027 filed with the Securities and Exchange Commission on November 29, 2000.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CENTURION ENERGY INTERNATIONAL INC.
Date: June 26, 2001	By:/s/ Said Arrata Said Arrata President and Chief Executive Officer

FINANCIAL STATEMENTS

Centurion Energy International Inc.

Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(expressed in Canadian dollars, unless otherwise noted)

PricewaterhouseCoopers LLP Chartered Accountants 425 1st Street SW Suite 1200 Calgary Alberta Canada T2P 3V7 Telephone +1(403) 509-7500 Facsimile +1(403) 781-1825

April 6, 2001

Auditors’ Report

To the Directors of
Centurion Energy International Inc.

We have audited the consolidated balance sheets of Centurion Energy International Inc. as at December 31, 2000 and 1999 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

Centurion Energy International Inc.
Consolidated Balance Sheets

(expressed in Canadian dollars, unless otherwise noted)

                                                          As at            As at           As at
                                                      March 31,     December 31,    December 31,
                                                           2001             2000            1999
                                                              $                $               $
                                                    (unaudited)                      (restated -
                                                                                         Note 2)
Assets

Current assets
Cash                                                   6,105,000      11,536,000       5,018,000
Accounts receivable                                    7,819,000       8,645,000       7,312,000
Deposits and prepaids                                    647,000         589,000         648,000
                                                      ------------------------------------------
                                                      14,571,000      20,770,000      12,978,000
Capital assets (note 3)                               64,248,000      60,496,000      51,366,000

Deferred financing costs                                       -               -          46,000

Future tax asset (notes 2 and 9)                      19,284,000      19,970,000      26,526,000
                                                      ------------------------------------------
                                                      98,103,000     101,236,000      90,916,000
                                                      ==========================================
Liabilities

Current liabilities
Accounts payable                                       5,708,000       5,350,000       7,824,000
Income taxes payable                                   1,632,000       3,030,000         152,000
Convertible notes (note 5)                                     -               -       4,047,000
                                                      ------------------------------------------
                                                       7,340,000       8,380,000      12,023,000

Reinvestment reserve (note 4)                          5,169,000       5,249,000       4,939,000

Provision for site restoration costs                   1,389,000       1,511,000       1,460,000

Deferred credit (note 9)                               8,246,000       8,539,000      11,342,000
                                                      ------------------------------------------
                                                      22,144,000      23,679,000      29,764,000
                                                      ------------------------------------------
Shareholders' Equity

Capital stock (note 6)                                58,935,000      61,296,000      58,854,000

Contributed surplus (note 7)                             972,000         479,000               -

Equity portion of convertible notes (note 5)                   -               -         187,000

Foreign currency translation adjustment (note 1(b))    2,729,000       3,492,000               -

Retained earnings                                     13,323,000      12,290,000       2,111,000
                                                      ------------------------------------------
                                                      75,959,000      77,557,000      61,152,000
                                                      ------------------------------------------
                                                      98,103,000     101,236,000      90,916,000
                                                      ==========================================

Approved by the Board of Directors

_______________________________ Director          _______________________________ Director

Centurion Energy International Inc.
Consolidated Statements of Income and Retained Earnings

(expressed in Canadian dollars, unless otherwise noted)

                                                   Three months ended                                             Year ended
                                    ------------------------------------ ----------------------------------------------------
                                         March 31,          March 31,      December 31,       December 31,       December 31,
                                              2001               2000              2000               1999              1998
                                                 $                  $                 $                  $                 $
                                       (unaudited)        (unaudited)                           (restated-        (restated-
                                                                                                   note 2)           note 2)

Revenue
Oil and gas - net of royalties            4,099,000          5,664,000        27,452,000         19,794,000        13,286,000
Interest income and other                   104,000             88,000           562,000            121,000           170,000
                                    -----------------------------------------------------------------------------------------
                                          4,203,000          5,752,000        28,014,000         19,915,000        13,456,000
                                    -----------------------------------------------------------------------------------------
Expenses
Operating                                   765,000          1,066,000         4,047,000          4,815,000         4,672,000
Depletion, depreciation and
      amortization                        1,017,000          1,117,000         5,138,000          3,848,000         3,088,000
General and administrative                  487,000            308,000         1,702,000          1,404,000         1,348,000
Interest                                          -             72,000           140,000            656,000           604,000
Amortization of discount on
      convertible notes                           -             23,000            23,000            192,000           168,000
Amortization of deferred
      financing costs                             -             46,000            46,000            383,000           336,000
Foreign exchange loss (gain)                (80,000)           (63,000)          (34,000)           445,000          (156,000)
                                    -----------------------------------------------------------------------------------------
                                          2,189,000          2,569,000        11,062,000         11,743,000        10,060,000
                                    -----------------------------------------------------------------------------------------
Income before income taxes                2,014,000          3,183,000        16,952,000          8,172,000         3,396,000
                                    -----------------------------------------------------------------------------------------
Income taxes (note 9)
Current                                     588,000             44,000         3,020,000            230,000           247,000
Future                                      393,000          1,071,000         3,753,000          3,455,000         1,652,000
                                    -----------------------------------------------------------------------------------------
                                            981,000          1,115,000         6,773,000          3,685,000         1,899,000
                                    -----------------------------------------------------------------------------------------
Income for the period                     1,033,000          2,068,000        10,179,000          4,487,000         1,497,000

Retained earnings (deficit) -
      Beginning of period                12,290,000          2,111,000         2,111,000         (2,152,000)       (3,649,000)

Inducement charge on conversion
      of notes                                    -                  -                 -           (224,000)                -
                                    -----------------------------------------------------------------------------------------
Retained earnings (deficit) -
      End of period                      13,323,000          4,179,000        12,290,000          2,111,000        (2,152,000)
                                    =========================================================================================
Basic earnings per share                       0.02               0.03              0.17               0.09              0.03
                                    =========================================================================================
Diluted earnings per share                     0.02               0.03              0.16               0.08              0.03
                                    =========================================================================================

Centurion Energy International Inc.
Consolidated Statements of Income and Retained Earnings

                                                   Three months ended                                             Year ended
                                      ---------------------------------- ----------------------------------------------------
                                          March 31,         March 31,      December 31,       December 31,       December 31,
                                               2001              2000              2000               1999               1998
                                                  $                 $                 $                  $                  $
                                        (unaudited)       (unaudited)                           (restated-         (restated-
                                                                                                   note 2)            note 2)
Cash provided by (used in)

Operating activities
Income for the period                      1,033,000         2,068,000        10,179,000          4,487,000         1,497,000
Items not affecting cash
      Depletion, depreciation and
           amortization                    1,017,000         1,117,000         5,138,000          3,848,000         3,088,000
      Increase in reinvestment
           reserve                                 -             6,000                 -             46,000            50,000
      Amortization of deferred
           financing costs                         -            46,000            46,000            383,000           336,000
      Amortization of foreign
           exchange loss (gain)                    -           (89,000)          (80,000)           197,000           153,000
      Amortization of discount on
           convertible notes                       -            23,000            23,000            192,000           168,000
      Non-cash interest payment on
           convertible notes                       -                 -                 -            224,000                 -
      Future income taxes                    393,000         1,071,000         3,753,000          3,455,000         1,652,000
                                      ---------------------------------------------------------------------------------------
Cash flow from operations                  2,443,000         4,242,000        19,059,000         12,832,000         6,944,000

Changes in non-cash operating
      working capital items (note 11)     (4,454,000)         (290,000)        5,537,000         (2,620,000)        1,334,000
                                      ---------------------------------------------------------------------------------------
                                          (2,011,000)        3,952,000        24,596,000         10,212,000         8,278,000
                                      ---------------------------------------------------------------------------------------
Investing activities
Petroleum and natural gas property
      expenditures                        (5,599,000)       (1,886,000)      (10,647,000)       (11,390,000)      (17,985,000)
Changes in non-cash investing
      working capital items (note
      11)                                  4,182,000          (413,000)       (6,407,000)          (306,000)         (619,000)
                                      ---------------------------------------------------------------------------------------
                                          (1,417,000)       (2,299,000)      (17,054,000)       (11,696,000)      (18,604,000)
                                      ---------------------------------------------------------------------------------------
Financing activities
Proceeds (redemption) of
      convertible notes, net of
      issue costs                                  -        (2,359,000)       (2,359,000)                 -         8,481,000
Issue of capital stock, net of
      issue costs                                  -                 -         2,852,000          4,811,000                 -
Repurchase of capital stock               (1,868,000)          (21,000)       (1,749,000)                 -                 -
                                      ---------------------------------------------------------------------------------------
                                          (1,868,000)       (2,380,000)       (1,256,000)         4,811,000         8,481,000
                                      ---------------------------------------------------------------------------------------
Foreign currency translation                (135,000)           47,000           232,000                  -                 -
                                      ---------------------------------------------------------------------------------------
                                          (5,431,000)         (680,000)        6,518,000          3,327,000        (1,845,000)
(Decrease) increase in cash

Cash - Beginning of period                11,536,000         5,018,000         5,018,000          1,691,000         3,536,000
                                      ---------------------------------------------------------------------------------------
Cash - End of period                       6,105,000         4,338,000        11,536,000          5,018,000         1,691,000
                                      =======================================================================================
Basic cash flow from operations
      per share                                 0.04              0.07              0.31               0.25              0.16
                                      =======================================================================================
Diluted cash flow from operations
      per share                                 0.04              0.07              0.29               0.21              0.13
                                      =======================================================================================

Centurion Energy International Inc.
Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Information as at and for the three months ended March 31, 2001 and March 31, 2000 are unaudited)

(expressed in Canadian dollars, unless otherwise noted)

1     Summary of accounting policies

a) Consolidation

These financial statements include the accounts of Centurion Energy International Inc. (the "Company") and its wholly owned subsidiaries: Ecumed Petroleum Grombalia, Ltd., Ecumed Petroleum Tunisia, Ltd., Ecumed Petroleum Zarzis, Ltd., Ecumed Petroleum Corporation, Eagle Holdings (Barbados) Limited, Centurion Petroleum Corporation, Espanada Resources Corporation, Duraham Petroleum Limited, Societe d'Electricite d'El Biban, 585877 Alberta Ltd. and 585882 Alberta Ltd.

b) Foreign currency translation

The Company translates foreign currency denominated transactions and the financial statements of operationally and financially dependent foreign operations into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at year end rates. Non-monetary assets and liabilities are translated at rates in effect on the date of the transactions. Revenue and expenses are translated at average rates in effect during the year with the exception of depreciation and amortization which are translated at historic rates. Exchange gains and losses on translation of current monetary items are reflected in income immediately. Exchange gains and losses on translation of non-current monetary items are deferred and amortized over the term of the non-current monetary item.

Effective January 1, 2000, the Company adopted the self-sustaining method of accounting for operations in Tunisia. The adoption of the self-sustaining method was necessitated by the fact that the Tunisian subsidiaries were no longer financially and operationally dependent upon the Canadian parent company. Under the self-sustaining method of foreign currency translation, assets and liabilities are translated into Canadian dollars at period end rates and income and expenses are translated into Canadian dollars at average rates in effect during the period. Exchange gains and losses on translation are reflected as a separate component of shareholders’ equity.

c) Petroleum and natural gas properties and related depletion and amortization

The Company follows the full cost method of accounting, whereby all costs incurred in exploring for and developing oil and gas reserves are capitalized. Such expenditures include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive wells, gathering and production facilities and general and administrative costs directly related to exploration and development activities. Capitalized costs are accumulated on a country-by-country basis and are depreciated and depleted using the unit of production method based upon estimated proved reserves. Natural gas reserves are converted to equivalent barrels of oil on the basis of their relative energy content (6 mcf equals 1 barrel). Costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the computation of depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to all other capitalized costs subject to depreciation and depletion.

The Company calculates a ceiling test whereby the net capitalized costs of properties and the future tax asset, less the provision for site restoration costs and deferred credit, cannot exceed an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves based on current prices and costs, after deducting estimated future general and administrative expenses, future removal and site restoration costs, financing costs, and income taxes, all undiscounted and unescalated.

Sales of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would alter the rate of depletion and amortization by more than twenty percent.

d) Office furniture and equipment and related amortization

The Company provides for amortization on office furniture and equipment using the declining balance method at annual rates of 20 - 30%.

e) Joint ventures

Substantially all of the Company’s exploration and production activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

f) Site restoration costs

Estimated future site restoration costs are provided for over the life of the proved reserves on a unit of production basis. Site restoration expenditures are charged to the accumulated provision accounts as incurred.

g) Revenue recognition

Revenues from the sale of oil and gas are recorded, net of royalties, when title passes to the customer.

h) Earnings and cash flow per share

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted per share information assumes exercise of options and warrants and conversion of notes at the beginning of the year or date of issue, if later. It is assumed that proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive.

i) Stock-based compensation plans

The Company has an incentive share option plan which is described in Note 8. No compensation expense is recognized in respect of stock options issued under this plan. Any consideration paid on exercise of stock options is credited to share capital.

j) Financial instruments

Canadian accounting standards require the disclosure of the fair value of financial assets and liabilities. The Company’s financial assets at December 31, 2000 comprise cash and accounts receivable while its financial liabilities consist of accounts payable. Due to the current nature of these items, fair value is considered to be equal to book value.

k) Measurement uncertainty

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

l) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

m) Comparative amounts

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

2     Change in accounting policy

Effective January 1, 2000, the Company changed from the deferral method of accounting for income taxes to the liability method in accordance with the new standard set by the Canadian Institute of Chartered Accountants. The change was applied retroactively and resulted in the following adjustments to the 1999 and 1998 financial statements.

                                                               December 31, 1999
                               -------------------------------------------------
                                As originally
                                     reported       Adjustments      As restated
                                            $                 $                $

Future tax asset                            -        26,526,000       26,526,000
Capital assets                     66,009,000       (14,643,000)      51,366,000
Deferred credit                             -        11,342,000       11,342,000
Retained earnings                     322,000         1,789,000        2,111,000
Future income tax expense           1,248,000         2,207,000        3,455,000
Income for the year                 5,285,000          (798,000)       4,487,000
Earnings per share - basic               0.10             (0.01)            0.09

                                                               December 31, 1998
                               -------------------------------------------------
                                As originally
                                     reported       Adjustments      As restated
                                            $                 $                $

Future tax asset                            -        32,563,000       32,563,000
Capital assets                     59,588,000       (16,052,000)      43,536,000
Deferred credit                             -        13,924,000       13,924,000
Retained earnings (deficit)        (4,739,000)        2,587,000       (2,152,000)
Future income tax expense                   -         1,652,000        1,652,000
Income for the year                 1,276,000           221,000        1,497,000
Earnings per share - basic               0.03                 -             0.03

        The change in accounting policy had the effect of decreasing income for the year ended December 31, 2000 by $1,086,000.

3     Capital assets

                                                       March 31, 2001 (unaudited)
                                           --------------------------------------------
                                                           Accumulated
                                                  Cost     amortization             Net
                                                     $                $               $
Petroleum and natural gas properties and
     production equipment                   73,313,000       14,839,000      58,475,000
Non-petroleum and natural gas land           1,257,000                -       1,257,000
Other capital assets                         5,338,000          822,000       4,516,000
                                           --------------------------------------------
                                            79,908,000       15,661,000      64,248,000
                                           ============================================

                                                            December 31, 2000
                                           --------------------------------------------
                                                           Accumulated
                                                  Cost     amortization             Net
                                                     $                $               $
Petroleum and natural gas properties
     and production equipment               68,937,000       14,070,000      54,867,000
Non-petroleum and natural gas land           1,281,000                -       1,281,000
Other capital assets                         5,112,000          764,000       4,348,000
                                           --------------------------------------------
                                           75,330,000        14,834,000      60,496,000
                                           ============================================

                                                          December 31, 1999
                                           --------------------------------------------
                                                           Accumulated
                                                  Cost     amortization             Net
                                                     $                $               $

Petroleum and natural gas properties
     and production equipment               56,298,000        8,937,000      47,361,000
Non-petroleum and natural gas land           1,205,000                -       1,205,000
      Other capital assets                   3,343,000          543,000       2,800,000
                                           --------------------------------------------
                                           60,846,000         9,480,000      51,366,000
                                           ============================================
Approximately 35% of the Company’s proved reserves in Tunisia are dependant on the completion of a natural gas powered electrical generation facility. The Company has signed a joint development agreement with the development affiliate of a power turbine supplier. The engineering and purchase of major components of the planned 25 Megawatt plant are underway with notice to proceed having been given to the supplier of the power turbines and the engineering, procurement and construction contractor. Negotiations for project financing of the project and an agreement for the sale of the power that will be generated are at an advanced stage.

As at March 31, 2001, petroleum and natural gas properties include $2,958,000 (2000 – $3,222,000; 19992000 – $3,456,000) in respect of unproved properties in Tunisia which have been excluded from depletion calculations. Petroleum and natural gas properties also include $14,423,000 at March 31, 2001 (December 31, 2000 – $14,191,000; 19992000 – $12,539,000) in respect of expenditures in Egypt which are not subject to depletion as production has not yet commenced in that country. These expenditures include $1,258,000 incurred during 2000 in respect of personnel, office and administrative costs directly related to establishing and maintaining operations in Egypt.

As at March 31, 2001, other capital assets include $3,293,000 (December 31, 2000 – $3,140,000; 19992000 – $2,220,000) in respect of assets under construction which has been excluded from depreciation calculations.

        Head office general and administrative costs capitalized during 2001 were $265,000 (2000 – $1,143,000; 19992000 – $916,000).

4     Reinvestment reserve

Tunisian taxation law permits eligible companies to reduce their taxable income up to 20% by participating in a special reinvestment program. Under the program until amended on August 20, 1999, an amount equal to 25% of the reduction in taxable income had to be paid into the capital of a Tunisian subsidiary within five years and the balance of 75% had to be paid into capital within ten years. Any amount not invested is reincorporated into taxable income. The subsidiary must expend the capital on an eligible investment.

The Company’s reinvestment reserve, in the amount of $5,169,000 at March 31, 2001 (2000 – $5,249,000; 19992000 – $4,939,000), represents the amount of taxes, excluding interest, that would be payable should the required investments not be made. Subsequent to year-end and the first quarter, the Company paid up capital which will eliminate approximately $4.6 million of the reserve as the subsidiary expends the capital.

5     Convertible notes

On March 26, 1998, the Company closed a private placement of $9,200,000 (US $6,500,000) of 8% convertible notes (the “Notes”). The Notes had a term of two years from March 26, 1998, bore interest on the principal amount of the Notes at the rate of 8% per annum and were convertible, at the option of the holder, into the common shares of the Company at a conversion price of US $0.47 until March 26, 1999 and U.S. $0.52 thereafter until March 26, 2000. A maximum of 12,500,000 common shares of the Company were issuable pursuant to the conversion of the Notes.

As the Notes were considered to be compound financial instruments, the liability component and the equity component were presented separately, as determined at March 26, 1998. The Company valued the equity component of the Notes using the residual value of equity component method, whereby the liability component is measured first using the market interest rate, for comparable instruments having no conversion rights. The difference between the proceeds of the Notes issued and the value of the liability was assigned to the equity component. The resulting liability and equity values determined using this method, based on a 10.5% rate, were $8,750,000 and $450,000 respectively. Over the term to maturity, the debt discount of $450,000 was amortized such that at maturity, the liability was reflected at its principal amount.

During October 1999, $5,500,000 (US$ 3,800,000) of the Notes were converted to 7,307,692 common shares. In addition, 389,340 common shares were issued at an attributed value of $224,000 as an inducement to convert the Notes.

In March 2000, $2,359,000 (US $1,600,000) of the notes were repaid and an amount of $111,000 attributed to the equity component of such Notes was transferred to contributed surplus. The remaining $1,631,000 (US $1,100,000) of Notes were extended to September 30, 2000 under the same terms. At September 30, 2000, the remaining Notes were converted into 2,115,385 common shares.

        The convertible notes liability comprises the following amounts:

                                        March 31,        December 31,        December 31,
                                             2001                2000                1999
                                                $                   $                   $
                                      (unaudited)

Redemption value US $2,700,000 at
        December 31, 1999                       -                  -            3,920,000
Deferred foreign exchange gain                  -                  -              150,000
Unamortized discount                            -                  -              (23,000)
                                      ----------------------------------------------------
Convertible notes liability                     -                  -            4,047,000
                                      ====================================================

6.     Capital stock

Authorized
        Unlimited number of common shares
        Unlimited number of preferred shares which may be issued in one or more series (none outstanding)

Issued and outstanding

                                                                Common shares
                                                 ------------------------------------
                                                   Number of             Stated value
                                                      shares                        $

Balance at December 31, 1997 and 1998             44,226,875               48,050,000
Issued for cash by private placement               8,771,930                5,000,000
Issued on conversion of notes                      7,307,692                5,545,000
Issued for interest payment on notes                 389,341                  224,000
Issued as an inducement to convert notes             389,340                  224,000
Issued on exercise of options                        100,000                   40,000
Share issue costs                                          -                 (229,000)
                                                 ------------------------------------
Balance at December 31, 1999                      61,185,178               58,854,000
Buybacks pursuant to share repurchase plan        (2,120,500)              (2,043,000)
Issued on exercise of options                         88,333                   47,000
Issued on conversion of notes                      2,115,385                1,631,000
Issued for cash by private placement               3,409,091                3,000,000
Share issue costs                                          -                 (195,000)
Share repurchase costs                                     -                  (74,000)
Equity portion of convertible notes                        -                   76,000
                                                 ------------------------------------
Balance at December 31, 2000                      64,677,487               61,296,000
Buybacks pursuant to share repurchase plan        (2,410,000)              (2,361,000)
                                                 ------------------------------------
Balance at March 31, 2001 (unaudited)             62,267,487               58,935,000
                                                 ====================================
In accordance with a Normal Course Issuer Bid filed with the Toronto Stock Exchange on December 15, 1999, the Company was permitted to purchase and cancel up to 3,054,204 of its common shares prior to December 14, 2000. A total of 1,632,500 shares were repurchased and cancelled under this bid at an average cost of $0.79 per share. On December 19, 2000, the Normal Course Issuer Bid was reinstated and the Company is permitted to purchase and cancel a further 3,103,114 of its common shares prior to December 18, 2001. At December 31, 2000, 488,000 have been repurchased under the new bid.

        Under that same bid, an additional 2,410,000 common shares have been purchased in the three month period ending March 31, 2001.

     Warrants

The Company issued 1,704,546 warrants as part of the private placement share issue during 2000. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.20 until December 22, 2003.

7     Contributed surplus

                                                                               $

Balance - December 31, 1999                                                    -

Equity portion of redeemed convertible notes                             111,000
Common shares repurchased at a discount to carrying value                368,000
                                                              ------------------

Balance - December 31, 2000                                              479,000
Common shares repurchased at a discount to carrying value                493,000
                                                              ------------------
Balance - March 31, 2001 (unaudited)                                     972,000
                                                              ==================

8     Incentive share option plan

The Company has a share option plan (the “Plan”) for directors, officers, employees and consultants of the Company and its subsidiaries. The Plan provides that the aggregate number of common shares which may be reserved for issuance shall not exceed 6,000,000 common shares and that the aggregate number of common shares which may be reserved for issuance to any one individual shall not exceed 5% of the outstanding shares. The plan is administered by the Board of Directors. The exercise price of the common shares covered by the issued stock options is determined by the directors but cannot be less than the trading price the day before the options are granted. The exercise period of the options is fixed by the Board of Directors and is not to exceed the maximum period permitted by the Toronto Stock Exchange. Vesting rights are determined at the discretion of the Board of Directors.

        The following is a summary of changes in outstanding stock options for the years ended December 31, 2000 and 1999:

                        March 31, 2001 (unaudited)    December 31, 2000        Decembr 31, 1999
                        -------------------------------------------------------------------------
                                      Weighted                  Weighted                 Weighted
                                       Average                   Average                  Average
                            Share     Exercise         Share    Exercise       Share     Exercise
                          options        Price       options       Price      options       Price
Outstanding -
   Beginning of
   period               4,673,333         0.78     3,133,000        0.89    3,333,000        0.89
Granted                         -            -     2,055,000        0.65      160,000        0.46
Exercised                       -            -       (88,333)       0.53     (100,000)       0.40
Forfeited                       -            -      (426,334)       1.00     (260,000)       0.80
                        -------------------------------------------------------------------------
Outstanding - End
   of period                 0.78                       0.78                     0.89
                        -------------------------------------------------------------------------
Options exercisable -
   End of period        4,402,778         0.79     4,374,999        0.79    2,941,334        0.91
                        -------------------------------------------------------------------------

        The following table summarizes information about stock options outstanding at March 31, 2001:

                             Options outstanding                Options exercisable
                  ------------------------------   --------------------------------
                                Weighted average                   Weighted average
                                       remaining                          remaining
                        Options      contractual       Options          contractual
Exercise price      outstanding    life in years   exercisable        life in years

   $0.40             620,000            2.1            620,000               2.1
   $0.46             125,000            3.0             83,333               3.0
   $0.53             133,333            4.1             44,444               4.1
   $0.57             470,000            3.8            463,333               3.8
   $0.58             750,000            4.0            750,000               4.0
   $0.67              25,000            4.4              8,333               4.4
   $0.70              50,000            1.7             50,000               1.7
   $0.76             100,000            2.2            100,000               2.2
   $0.84             600,000            4.3            483,333               4.3
   $1.08           1,800,000            1.2          1,800,000               1.2
                   ---------                         ---------
                   4,673,333                         4,402,776
                   =========                         =========

        The following table summarizes information about stock options outstanding at December 31, 2000:

                             Options outstanding                Options exercisable
                  ------------------------------   --------------------------------
                                Weighted average                   Weighted average
                                       remaining                          remaining
                        Options      contractual       Options          contractual
Exercise price      outstanding    life in years   exercisable        life in years

   $0.40                620,000         2.4            620,000               2.4
   $0.46                125,000         3.3             83,333               3.3
   $0.53                133,333         4.4             33,333               4.4
   $0.57                470,000         4.0            463,333               4.0
   $0.58                750,000         4.3            750,000               4.3
   $0.67                 25,000         4.7              8,333               4.7
   $0.70                 50,000         2.0             50,000               2.0
   $0.76                100,000         2.4            100,000               2.4
   $0.84                600,000         4.6            466,667               4.5
   $1.08              1,800,000         1.5          1,800,000               1.5
                      ---------                      ---------
                      4,673,333                      4,374,999
                      =========                      =========

9     Income taxes

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

                                        March 31,       March 31,     December 31,    December 31,     December 31,
                                             2001            2000             2000            1999             1998
                                                $               $                $               $                $
                                      (unaudited)     (unaudited)

Income before income taxes              2,014,000       3,183,000       16,952,000       8,172,000        3,396,000
Canadian corporate tax rate                 44.6%           44.6%            44.6%           44.6%            44.6%

Calculated income tax provision           898,000       1,420,000        7,561,000       3,645,000        1,515,000
Effect on taxes from
   Foreign tax rate differential          154,000         323,000        1,486,000       1,186,000          592,000
   Expenses incurred in Canada
        with no recognized tax
        benefit                           228,000         172,000          529,000       1,436,000        1,026,000
   Amortization of deferred credit       (299,000)       (800,000)      (2,803,000)     (2,582,000)      (1,234,000)
                                      -----------------------------------------------------------------------------
                                          981,000       1,115,000        6,773,000       3,685,000        1,899,000
                                      =============================================================================
The future tax asset of $19,284,000 at March 31, 2001 (2000 – $19,970,000; 19992000 – $26,526,000) relates to the excess of the unclaimed tax deductible costs of capital assets over the related net book carrying value. The future tax asset will be realized as the tax capital cost deductions for income tax purposes exceed book depletion and depreciation.

The deferred credit of $8,246,000 at March 31, 2001 (2000 – $8,539,000; 19992000 – $11,342,000) arises on the purchase of the Tunisian oil and gas properties in 1996 for cash consideration of $11 million and represents the excess of the future tax assets and other net assets acquired as compared to the purchase consideration. The deferred credit is amortized in proportion to the realization of the future tax asset.

The Company has loss carryforwards for Canadian tax purposes of approximately $12 million for which no tax benefit has been recognized in these financial statements.

10     Segmented information

                                                                        Canada           North Africa                  Total
                                                                             $                      $                      $

      March 31, 2001 (unaudited)
           Revenue                                                      104,000              4,099,000             4,203,000
           Capital assets                                               521,000             63,727,000            64,248,000

      December 31, 2000
           Revenue                                                      562,000             27,452,000            28,014,000
           Capital assets                                               541,000             59,955,000            60,496,000

      March 31, 2000 (unaudited)
           Revenue                                                       88,000              5,664,000             5,752,000
           Capital assets                                               331,000             52,909,000            53,240,000

      December 31, 1999
           Revenue                                                       89,000             19,826,000            19,915,000
           Capital assets                                               345,000             51,021,000            51,366,000

      December 31, 1998
           Revenue                                                      134,000             13,322,000            13,456,000
           Capital assets                                               324,000             43,212,000            43,536,000
The Company is engaged in oil and gas exploration, development and production in North Africa. All of the Company’s producing properties at December 31, 2000 were in Tunisia. The net book value of the Tunisian capital assets is $45,764,000 (19992000 – $38,482,000). The remaining foreign capital assets of $14,191,000 (19992000 – $12,539,000) are in Egypt.

11     Supplemental cash flow information

a)        Changes in non-cash working capital

                                 March 31,       March 30,
                                      2001            2000      December 31,     December 31,     December 31,
                                         $               $              2000             1999             1998
                               (unaudited)     (unaudited)                 $                $                $

Operating activities
    Accounts receivable           (67,000)          3,000           667,000        (2,735,000)        (830,000)
    Deposits and prepaids         (58,000)        216,000            59,000          (130,000)        (411,000)
    Income taxes payable       (1,398,000)        103,000         2,878,000           152,000                -
    Accounts payable           (2,931,000)       (612,000)        1,933,000            93,000        2,575,000
                               -------------------------------------------------------------------------------
Total operating activities     (4,454,000)       (290,000)        5,537,000        (2,620,000)       1,334,000
                               ===============================================================================
Investing activities
    Accounts receivable           893,000         618,000        (2,000,000)          (26,000)       1,356,000
    Accounts payable            3,289,000      (1,031,000)       (4,407,000)         (280,000)      (1,975,000)
                               -------------------------------------------------------------------------------
Total investing activities      4,182,000        (413,000)       (6,407,000)         (306,000)        (619,000)
                               ===============================================================================

b)        Non-cash transactions

                                            2001                   2000                    1999                 1998
                                ----------------   --------------------    --------------------   ------------------
                                Number                Number                  Number                Number
                                    of    Stated          of     Stated           of     Stated         of    Stated
                                 shares     value      shares     value       shares      value     shares     value
                                               $                      $
Notes payable converted to
     common shares                   -         -   2,115,385  1,631,000    7,307,692  5,500,000          -         -

c)        Cash, taxes and interest

                                 March 31,
                                      2001    December 31,     December 31,     December 31,
                                         $            2000             1999             1998
                               (unaudited)               $                $                $

Cash taxes paid                  1,951,000         405,000          115,000          270,000
Cash interest paid                       -         176,000          554,000          402,000
Cash interest received             111,000         299,000          110,000          118,000

12     United States accounting principles

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canada. They differ with respect to measurement from GAAP in the United States in the following respects:

      (in thousands of dollars)       March 31, 2001 (unaudited)             December 31, 2000         December 31, 1999
                                      ----------------------------- ----------------------------- -----------------------------

                                      As reported        US GAAP    As reported        US GAAP    As reported        US GAAP
                                                $              $              $              $              $              $

      Current assets                        14,571         14,571         20,770         20,770         12,978         12,978
      Capital assets (note a, b, e)         64,248         76,486         60,496         72,906         51,366         64,961
      Deferred financing charges                 -              -              -              -             46             46
      Future tax asset (note a, b)          19,284         10,048         19,970         10,627         26,526         17,002
                                      -----------------------------------------------------------------------------------------
      Total assets                          98,103        101,105        101,236        104,303         90,916         94,987
                                      =========================================================================================
      Current liabilities                    7,340          7,340          8,380          8,380          7,976          7,976
      Convertible notes (note c, d)              -              -              -              -          4,047          3,920
      Reinvestment reserve                   5,169          5,169          5,249          5,249          4,939          4,939
      Provision for site restoration         1,389          1,389          1,511          1,511          1,460          1,460
      Deferred credit (note a, b)            8,246          8,301          8,539          8,391         11,342          9,427
                                      -----------------------------------------------------------------------------------------
      Total liabilities                     22,144         22,199         23,679         23,531         29,764         27,722
                                      -----------------------------------------------------------------------------------------
      Share capital (note a, d, e)          58,935         94,880         61,296         97,241         58,854         94,875
      Contributed surplus                      972            861            479            368              -              -
      Equity portion of convertible
           notes (note d)                        -              -              -              -            187              -
      Foreign currency translation
           adjustment                        2,729          2,729          3,492          3,492              -              -
      Retained earnings (deficit)           13,323        (19,564)        12,290        (20,329)         2,111        (27,610)
                                      -----------------------------------------------------------------------------------------
      Total equity                          75,959         78,906         77,557         80,772         61,152         67,265
                                      -----------------------------------------------------------------------------------------
      Total liability and equity            98,103        101,105        101,236        104,303         90,916         94,987
                                      =========================================================================================

                                                              March 31,
                                                                   2001       December 31,       December 31,
                                                                      $               2000               1999
                                                            (unaudited)                  $                  $

Share capital under Canadian GAAP                            58,935,000         61,296,000         58,854,000
Purchase price allocation to share capital (note a)          34,734,000         34,734,000         34,734,000
Amalgamation costs (note e)                                   1,483,000          1,483,000          1,483,000
Adjustment for convertible notes equity portion
    (note d)                                                   (272,000)          (272,000)          (196,000)
                                                         ----------------------------------------------------
Share capital under US GAAP                                  94,880,000         97,241,000         94,875,000
                                                         ----------------------------------------------------
Retained earnings under Canadian GAAP                        13,323,000         12,290,000          2,111,000

Elimination of opening deficit (note a)                       2,914,000          2,914,000          2,914,000
Loss of acquired company (note a)                               535,000            535,000            535,000
Additional depletion related to purchase accounting
    (note a)
    1997                                                     (3,515,000)        (3,515,000)        (3,515,000)
    1998                                                     (6,964,000)        (6,964,000)        (6,964,000)
    1999                                                     (5,240,000)        (5,240,000)        (5,240,000)
    2000                                                     (4,747,000)        (4,747,000)                 -
    3 months ended March 31, 2001                              (691,000)                 -                  -
Reduction to depletion as a result of ceiling test
    write-down (note b)
    1998                                                      3,655,000          3,655,000          3,655,000
    1999                                                      4,042,000          4,042,000          4,042,000
    2000                                                      3,662,000          3,662,000                  -
    3 months ended March 31, 2001                               533,000                  -                  -
Additional depletion due to capitalization of
    amalgamation costs (note e)
    1997                                                        (74,000)           (74,000)           (74,000)
    1998                                                       (147,000)          (147,000)          (147,000)
    1999                                                       (111,000)          (111,000)          (111,000)
    2000                                                       (100,000)          (100,000)                 -
    3 months ended March 31, 2001                               (15,000)                 -                  -
Deferred gain (loss) (note c)
    1998                                                       (592,000)          (592,000)          (592,000)
    1999                                                        742,000            742,000            742,000
    2000                                                       (150,000)          (150,000)                 -
Amortization of note discount (note d)
    1998                                                        168,000            168,000            168,000
    1999                                                        192,000            192,000            192,000
    2000                                                         23,000             23,000                  -
Adjustment to future taxes (note a, b, e)
    1997                                                     17,756,000         17,756,000         17,756,000
    1998                                                      7,605,000          7,605,000          7,605,000
    1999                                                       (997,000)          (997,000)          (997,000)
    2000                                                     (1,586,000)        (1,586,000)                 -
    3 months ended March 31, 2001                               (95,000)                 -                  -
Ceiling test write-down (note b)
    1997                                                    (34,975,000)       (34,975,000)       (34,975,000)
    1998                                                    (14,715,000)       (14,715,000)       (14,715,000)
                                                         ----------------------------------------------------
Deficit under US GAAP                                       (19,564,000)       (20,329,000)       (27,610,000)
                                                         ====================================================

                                      March 31,       March 31,      December 31,      December 31,     December 31,
                                           2001            2000              2000              1999             1998
                                              $               $                 $                 $                $
                                    (unaudited)     (unaudited)

Income as reported in accordance
   with Canadian GAAP                 1,033,000       2,068,000        10,179,000         4,487,000        1,497,000
U.S. GAAP adjustments
   Additional depletion related
     to purchase accounting
     (note a)                          (691,000)     (1,128,000)       (4,747,000)       (5,240,000)      (6,964,000)
   Ceiling test write-down
     (note b)                                 -               -                 -                 -      (14,715,000)
   Reduction to depletion as a
     result of ceiling test
     write-down (note b)                 533,000        870,000         3,662,000         4,042,000        3,655,000
   Additional depletion as a
     result of capitalization
     of amalgamation costs (note e)      (15,000)       (24,000)         (100,000)         (111,000)        (147,000)
   Adjustment to future taxes
     (note a, b, e)                      (95,000)      (366,000)       (1,586,000)         (998,000)       7,605,000
   Deferred (loss) gain (note c)               -        (38,000)         (150,000)          742,000         (592,000)
     Inducement charge on
     conversion of notes (note f)              -              -                 -          (224,000)               -
   Amortization of note discount
     (note d)                                  -         23,000            23,000           192,000          168,000
                                     --------------------------------------------------------------------------------
Income (loss) under U.S. GAAP
   before the undernoted                 765,000      1,405,000         7,281,000         2,890,000       (9,493,000)

Other comprehensive income
   Foreign currency translation
      adjustment (note j)              2,729,000        631,000         3,492,000                 -                -
                                     -------------------------------------------------------------------------------
Total net income (loss) and other
   comprehensive income                3,494,000      2,036,000        10,773,000          2,890,000      (9,493,000)
                                     ===============================================================================
Basic earnings per share under
   U.S. GAAP                                0.01           0.02              0.12               0.06           (0.21)
Diluted earnings per share under
   U.S. GAAP                                0.01           0.02              0.11               0.06           (0.21)

a)     Purchase method versus pooling method

Pursuant to a March 31, 1997 Arrangement Agreement, Canadian Leader Energy Inc ("Leader") and Eagle Energy Corp. ("Eagle") amalgamated in May 1997 to form Centurion Energy International Inc.

The nature of the business combination was such that neither of the combining companies could be identified as the acquirer for accounting purposes. Accordingly, the business combination was accounted for using the pooling of interest method of accounting, whereby the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, and shareholders' equity, and the historical operating results of the two companies.

Under United States GAAP, the pooling of interests method of accounting for the combination is precluded because the fair value of an investment in a common joint venture represents more than 50% of the estimated fair value of one of the combining companies. Accordingly, purchase accounting is required.

Under the purchase method, Leader is deemed to have acquired Eagle for a purchase consideration of $52,865,000 which has been allocated as follows:

                                                                       $
Assets
    Current assets                                             5,488,000
    Oil and gas properties                                    75,361,000
                                                      ------------------
                                                              80,849,000
                                                      ------------------

Liabilities
    Current liabilities                                        4,425,000
    Reinvestment reserve                                       2,934,000
    Provision for future site restoration                      1,342,000
    Future tax liability                                      19,283,000
                                                      ------------------
                                                              27,984,000
                                                      ------------------
Net assets                                                    52,865,000
                                                      ==================

The future tax liability is a result of the net book carrying value of Eagles assets exceeding the unclaimed tax deductible costs.

In addition, as a result of the purchase method of accounting being applied, the pre-acquisition loss in 1997 of the acquired company of $535,000 has been added back to income and the opening deficit of $2,914,000 of the acquired company has been eliminated from the consolidated deficit.

b)     Full cost accounting – ceiling test

As disclosed in note 1(c), under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, unescalated future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.

Under the full cost method of accounting in the United States, costs accumulated in each cost centre are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proven reserves, net of restoration costs and income taxes.

A ceiling test in accordance with US GAAP is performed at the end of each period for which a reconciliation between Canadian and US GAAP is provided. However, in the event that comparative interim information is included for a period that was not previously presented, the full cost ceiling test impairment charge for that interim period would be the lesser of:

i)	The impairment charge for the year, or

ii)	The excess over the ceiling amount at the end of the interim period.

Under United States GAAP, a ceiling test write-down was not required as at March 31, 2001 or December 31, 2000 and 1999. A write-down would be required for 1998 of $14,715,000.

c)     Foreign currency translation

Under Canadian GAAP, as disclosed in note 1(b), long-term debt in foreign currencies is translated at the rate of exchange in effect at the end of the year. Unrealized exchange gains and losses arising on translation are deferred and amortized over the remaining term of the debt. United States GAAP requires that such gains and losses be reflected in other comprehensive income in the period in which they arise.

d)     Convertible notes

Under Canadian GAAP, as described in note 6, the convertible notes are treated as compound financial instruments, with a separate equity and liability component. The discount on the convertible notes is then amortized over the term to maturity. Under United States GAAP, the convertible notes are treated entirely as debt.

e)     Amalgamation costs

Under Canadian GAAP, amalgamation costs relating to a business combination accounted for as a pooling of interests are charged directly to share capital. As explained in note (a) above, the combination is accounted for as a purchase under United States GAAP and the amalgamation costs are included as part of the purchase cost assigned to the assets acquired.

f)     Inducement charges on conversion of notes

Under Canadian GAAP, inducement charges were charged directly to retained earnings. Under United States GAAP, such costs are expensed.

g)      Stock option plan

The Company provides stock based compensation in the form of stock options to full-time employees. At the time of grant, the exercise price is equal to the market price and no compensation expense is recognized under the Company’s accounting policies. For US GAAP purposes, the Company follows the intrinsic value method of accounting for stock options. This method does not result in any adjustment to earnings and earnings per share.

h)     Accounting for derivative instruments and hedging activities

The Financial Accounting Standards Board (FASB) in the United States issued FAS 133 Accounting for Derivative Instruments and Hedging Activities, which has been amended by FAS 138, which is effective for the Company in its 2001 fiscal year. The new standard does not have any impact on the consolidated financial statements.

i)     Gains and losses on sales of petroleum and natural gas properties

Under Canadian GAAP gains and losses on sales of petroleum and natural gas properties are recognized in earnings only if the adjustment to capitalized costs alter the rate of depletion by more than 20%. Under U.S. GAAP, the rate of depletion would have to be altered by more than 25%. No adjustment is necessary under U.S. GAAP as no disposal has altered the rate between 20% and 25%.

j)     Other comprehensive income

Under Canadian GAAP, translation gains and losses under the self sustaining method are treated as disclosed in note 1(b). Under U.S. GAAP, the functional currency is converted to the reporting currency and the translation adjustment is reflected as other comprehensive income.

13     Subsequent events

An Amended Joint Development Agreement between the Company and the development affiliate of a power turbine supplier was signed on April 5, 2001. Pursuant to this agreement, the development partner has advanced two loans totalling U.S. $5.2 million to the Company. Of this amount, U.S. $3.7 million will be repaid with the proceeds of the sale to the development partner of one-half of the shares of the Company’s wholly owned subsidiary, Societe d’Electricite d’El Biban (“SEEB”), the operating company for the 25 Megawatt Power Plant being jointly developed in Tunisia. The other loan in the amount of U.S. $1.5 million will be repaid from the Company’s share of cash flow from the project and from the Company’s gas sales to the project.

INDEX OF EXHIBITS

Exhibit No.             Description
--------------------    ---------------------------------------------------------------------------
1.1                     Articles of Amalgamation dated May 14, 1997*
1.2                     By-Law Number One dated March 31, 1997*
2.1                     Shareholders Rights Plan Agreement dated as of May 19, 1999*
4.1                     Indemnity Agreement dated August 15, 1998 between Centurion and Peter Braaten*
4.2                     Indemnity Agreement dated August 15, 1998 between Centurion and Barry Swan*
4.3                     Indemnity Agreement dated August 15, 1998 between Centurion and Sohail Khan*
4.4                     Indemnity Agreement dated August 15, 1998 between Centurion and Leroy Wolbaum*
4.5                     Indemnity Agreement dated August 15, 1998 between Centurion and Derrick R. Armstrong*
4.6                     Indemnity Agreement dated August 15, 1998 between Centurion and Michael Miller*
4.7                     Indemnity Agreement dated August 15, 1998 between Centurion and Said Arrata*
4.8                     Indemnity Agreement dated August 15, 1998 between Centurion and Philip Beck*
4.9                     Consulting Agreement dated June 1, 2000 between Sane Holdings
                        Ltd. (Said Arrata) and Centurion*
4.10                    Contract for Foreign Assignment dated December 20, 1999
                        between Centurion and Dr. A.P. ("Hani") Elsharkawi*
4.11                    Consulting Agreement dated June 1, 2000 between Enhanced
                        Management Services Ltd. (Barry Swan) and Centurion*
4.12                    Convertible Note dated March 26, 1998 (due March 26, 2000) for
                        US $300,000 issued by Centurion to Sane Holdings Ltd. (Said
                        Arrata)*
4.13                    Convertible Note dated March 26, 1998 (due March 26, 2000) for
                        US $100,000 issued by Centurion to Safety Boss International
                        Ltd. (Michael Miller)*
6.1                     Earnings per Share Calculation
8.1                     List of Material Subsidiaries*
*	Incorporated by Reference to Centurion's Registration Statement on Form 20-F, Commission File No. 0-32027 filed with the Securities and Exchange Commission on November 29, 2000.